UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
Infinity Fuel Cell and Hydrogen, Inc.

Legal Status of Issuer

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
February 18, 2005

Physical Address of Issuer
431A Hayden Station Road Windsor, CT 06095

Website of Issuer
https://www.infinityfuel.com

Is there a Co-Issuer? __x___ ***yes*** ______***no***

Name of Co-Issuer:
Infinity Fuel Cell and Hydrogen CF SPV, LLC

Legal status of Co-Issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
September 6, 2023

Physical Address of Co-Issuer:
431A Hayden Station Road Windsor, CT 06095

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight and one-half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $15,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Class C Non-Voting Common Stock

Target Number of Securities to be Offered:
1,029

Price (or Method for Determining Price):
$9.72

Target Offering Amount:
$10,007.48

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):
$4,999,993.04

Deadline to reach the Target Offering Amount:
March 26, 2027

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:20

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$1,755,603	$2,193,910
Cash & Cash Equivalents	$532,014	$501,924
Accounts Receivable	$6,343	$635,283
Short-term Debt	$399,716	$492,475
Long-term Debt	$839,408	$800,000
Revenues/Sales	$922,409	$3,219,804
Cost of Goods Sold	$1,433,066	$1,815,825
Taxes Paid	$11,700	$9,423
Net Income/(Net Loss)	$-2,275,973	$-60,295

The jurisdictions in which the Issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia,

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Infinity Fuel Cell and Hydrogen, Inc.
(Issuer)

William F. Smith
(Signature)

William F. Smith
(Name)

President and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ William Davis
(Signature)

William Davis
(Name)

CFO
(Title)

September 9, 2026
(Date)

Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Infinity Fuel Cell and Hydrogen, Inc.

431A Hayden Station Road Windsor, CT 06095 www.infinityfuel.com

SPV Interests Representing

Up to $4,999,993.04 in Class C Common Stock 514,403 shares at $9.72

Minimum Target Amount: $10,007.48

Infinity Fuel Cell and Hydrogen, Inc., a Delaware corporation ("***Infinity Fuel***" the "***Company***," "***we***," "***us***", or "***our***"), is conducting a Regulation Crowdfunding offering (this "***Offering***") of our Class C common stock (the "***Class C Shares***" or the "***Securities***"), subject to the conditions set forth in this Offering Statement. The investment will be made through Infinity Fuel Cell and Hydrogen CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). We are offering, on a "best efforts" basis, (i) a minimum number of Class C Shares whose offering price, including the related Investor Processing Fee (as defined below), meets (or just exceeds) $10,007 (the "***Target Offering Amount***") and (ii) up to a maximum number of Class C Shares whose offering price, including the related Investor Processing Fee, may be as much as, but will not be permitted to exceed, $4,999,993 (the "***Maximum Offering Amount***"). On the assumption (which we have made for the purposes of simplicity) that no individual investor will purchase more than 106 Class C Shares, the Target Offering Amount would be achieved with the sale of 1,029 Class C Shares, and the Maximum Offering Amount would be achieved with the sale of 514,403 Class C Shares. (If that assumption is not borne out, the number of Class C Shares needed to meet the Target Offering Amount and the Maximum Offering Amount will be greater than the related numbers set forth in the preceding sentence.) Unless we raise at least the Target Offering Amount by midnight, Eastern time, on March 26, 2027 (the "***Offering Deadline***"), no Class C Shares will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned to the related investors, without interest.

Potential purchasers of the Class C Shares are referred to herein as "***Investors***" or "***you***." In order to purchase the Class C Shares, you must make a commitment to purchase by completing the subscription process hosted by our intermediary, DealMaker Securities LLC (the "***Intermediary***") CRD #315324, SEC# 008-70756, CIK 0001872856). All committed funds will be held in escrow with Enterprise Bank & Trust (the "***Escrow Agent***") until such time, if any, as the Target Offering Amount has been met or exceeded and one or more closings take place. Investors may cancel an investment commitment until up to 48 hours before a Closing Deadline, or at such earlier time, if at all, as the Company designates pursuant to Regulation Crowdfunding ("***Regulation CF***"), using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion.

We have the right to cancel or rescind our offer to sell the Class C Shares at any time and for any reason or no reason. The Intermediary may reject any investment commitment and, before acceptance, may cancel or rescind our offer to sell the Class C Shares at any time for any reason or no reason.

	Price to Investors (1)	- Commissions and Sales Charges (2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,053.50	$89.55	$963.95
Target Offering Amount	$10,007.48	$850.64	$9,156.84
Maximum Offering Amount (4)	$4,999,993.04	$424,999.41	$4,574,993.63

(1) To help offset transaction costs, Investors will be required to pay a processing fee ("**Investor Processing Fee**") - or 2.25% of the investment amount (up to a maximum fee of $200), at the time of subscription.

(2) The Intermediary is charging 8.5% in commissions and sales charges. This fee excludes a one-time fee of $35,000 paid to the Intermediary and/or its affiliates. This also excludes fees to the Company's advisors, such as attorneys and accountants.

(3) The Company reserves the right, in its sole discretion, to amend the Minimum Individual Purchase Amount.

(4) Assumes, solely for the purposes of computing (i) the Maximum Offering Amount and (ii) the related Firm's Commission $424,999.41, that the Company sells exactly 514,403 Class C Shares at $9.72 per share (which does not include - an Investor Processing Fee of 2.25% of the investment amount) and that no single Investor purchases more than 106 Class C Shares. If one or more Investors individually purchase more than 106 Class C Shares, the aggregate Investor Processing Fee to be received by the Company will be less than $424,999; and the aggregate Price to Investors, the Service Fees and Commissions, and the Net Proceeds will all be greater than or will all be less than the figures shown in the table row captioned Maximum Offering Amount. The Maximum Offering Amount ($4,999,993.04) does include an Investor Processing Fee of 2.25%.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer

and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Company:

Company: Infinity Fuel Cell and Hydrogen, Inc.
Address: 431A Hayden Station Road, Windsor, CT 06095
State of Incorporation: DE
Date Incorporated: February 18, 2005

Terms:

Equity:

Offering Minimum$10,007.48 1,029 shares of Class C Common Stock
Offering Maximum: $4,999,993.04 514,403 shares of Class C Common Stock
Type of Security Offered: Class C Common Stock
Purchase Price of Security Offered: $9.72
Minimum Investment Amount (per investor): $1,053.50 (inclusive of the investor processing fee.)

Unless we raise at least the Target Offering Amount by midnight, Eastern time, on March 26, 2027 (the "***Offering Deadline***"), no Class C Shares will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned to the related investors, without interest.

Investments in excess of the target amount will be allocated on a first come – first served basis.

The Company and its Business

Company Overview

Infinity is a Delaware C corporation and currently employs fourteen individuals (engineers, technicians and administrative).

Infinity was founded as an LLC in 2002 and converted to a C corporation in February 2005.

Infinity designs, builds, tests, and delivers complete Proton Exchange Membrane, PEM, fuel cell and PEM electrolyzer systems. Our patents and proprietary technology have helped win multiple contracts with NASA, commercial aerospace companies, and various branches of the US Military. For spacecraft, space surface operations and underwater vehicles Infinity is developing a new generation of fuel cells and electrolyzers to operate and survive in these extreme environments.

We are bringing these technologies down to earth to help invent a carbon-free future. Applications include commercial aircraft fuel cells and green hydrogen electrolyzers that produce hydrogen from renewable power sources. Our mission is to enable a new generation of clean, quiet, high-performance power and energy storage systems fueled by renewable hydrogen.

Our technological advantages include:

- Patented Non-Flow-Through hydrogen-oxygen fuel cell designs that provide simple, efficient, and air-independent fuel cells for space and underwater applications.

- Zero-gravity compatible fuel cell and electrolyzer designs
- The ability to directly generate high pressure hydrogen and oxygen (150 BAR and above) from low-pressure input water without mechanical compression
- High current density operation of fuel cells and electrolyzers
- Patented modular system regenerative fuel cell designs

Infinity Fuel Cell and Hydrogen, Inc., has been granted and holds 5 US Patents and numerous foreign patents and has other patents in development. Infinity now holds two registered trademarks.

The SPV, Infinity Fuel Cell and Hydrogen CF SPV, LLC was organized on September 6, 2023 and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities. Investments in this offering will be made through Infinity Fuel Cell and Hydrogen CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Organization History: Transition from Initial LLC

- Infinity Fuel Cell and Hydrogen, LLC was formed on November 25, 2002. It was wholly owned by the single managing member William Smith.
- Infinity Fuel Cell and Hydrogen, Inc. was formed as a Delaware C Corporation on February 18, 2005.
- On April 5, 2005, Infinity Fuel Cell and Hydrogen, LLC changed its name to Infinity Technologies, LLC and remained a single-member LLC owned by William Smith.
- On December 11, 2006, Infinity Fuel Cell and Hydrogen, Inc. acquired Infinity Technologies, LLC, and the managing member of Infinity Technologies, LLC changed from William Smith to Infinity Fuel Cell and Hydrogen, Inc.
- Infinity Technologies, LLC, as of today, remains a wholly owned unit of Infinity Fuel Cell and Hydrogen, Inc.

Industries and Competition and

The company is developing patented core products to service multiple markets in rapidly growing demanding industries:

- providing space electrical power and life support systems, for a new generation of space missions
- providing revolutionary electrical power systems for uncrewed underwater vehicles and
- providing renewable green hydrogen energy as backup or primary even powering completely off-grid AI server farms.

The following summarizes these markets providing top level, (TAM) characterization of their

size and growth rates. As shown here, all of these markets are very active and growing rapidly.

It is important to note that while these markets are diverse, all of these markets **utilize a common core set of Infinity's technologies.**

Markets:

Space Power and Life Support Market:

The Global Space Economy is estimated to be worth $1.8 trillion by 2035 (accounting for inflation), up from $630 billion in 2023.*
The Company has been developing our patented fuel cell and electrolysis space compatible technology and systems funded by NASA since 2005 and in the past five years has also been funded to advance the technology for multiple commercial space companies.

Fuel cells have provided electrical power for U.S. manned spacecraft mission from Gemini to Apollo to the Space Shuttle Orbiter. All of these missions had in common the need for extended power without access to power from solar cells. As a new generation of spacecraft and lunar surface missions emerge, fuel cells are again projected to play a major role in powering these vehicles and powering planetary surface missions.

Oxygen: Many of these emerging missions are planned to include crews that need oxygen to survive. The International Space Station, ISS, provides oxygen via zero-gravity compatible water electrolysis originally developed with some current Infinity team members. Infinity has been funded by a series of three NASA programs and subsequent commercial space programs developing liquid feed zero-g compatible water electrolysis systems and we view this as another important market opportunity.

Underwater Power Market: The uncrewed underwater vehicle market is "projected to grow from $4.8 billion in 2024 to $11.1 billion by 2030, at a CAGR of 15%"**
Underwater vehicles have a similar issue regarding power as space systems. Both must be air-independent. The U.S. Navy has a focused multi-year program aimed at developing fuel cell power plants to power a new generation of Unmanned Underwater Vehicles, UUVs, and Autonomous Underwater Vehicles, AUVs. Infinity has been, and is currently, active in this program. Once fully developed, fuel cell power systems project to extend mission times from a few days to weeks or months acting as a low-cost force multiplier. Infinity is now under contract with a commercial UUV manufacturer and with a U.S. DoD partner.

PEM Electrolyzer Market: The global PEM electrolyzer market is large and growing rapidly. It is estimated to be over $8.9 billion in 2024 and the PEM segment that the Company is actively developing is projected to grow to $28.5 billion by 2034 *** Hydrogen fuel cells need

hydrogen fuel and many industrial processes need hydrogen as well. Hydrogen produced by electrolysis powered by renewables, or green hydrogen, is envisioned to become a major source of this hydrogen. Infinity believes our technology and electrolysis products, especially our ability to generate hydrogen at pressure with a compressor, can play an important role in this market.

The Regenerative Fuel Cell (RFC) Market size stood at USD 230 Million in 2024 and is forecast to achieve USD 1.2 Billion by 2033, registering a 20.5% CAGR from 2026 to 2033. **** Fuel cells and electrolyzers can combine to create energy storage systems called Regenerative Fuel Cells or RFCs. RFC's project to provide a complement to batteries with the ability to store very large amounts of energy as hydrogen and provide that energy over many days or weeks as needed. Such systems may even be a key technology to enable the development of off-grid AI data farms. Infinity has been developing RFCs since 2005 and is currently engaged in two programs directedly related to this market.

Aircraft Fuel Cell Power Market: The global Hydrogen Aircraft Market was valued at USD 390.9 million in 2024, and is projected to reach USD 4.8 billion by 2034, rising at a CAGR of 28.7%***** Decarbonization of air travel is a major challenge and hydrogen fuel cells are envisioned to play an important role. Infinity personnel have been active in supporting the FAA in developing fuel cell expertise and the Company has been funded by the FAA for aircraft fuel cel technology development. Infinity views this market as a major opportunity where our AS9100 certification and overall aerospace systems knowledge are relevant.

* McKinsey & Co. , Space: The $1.8 trillion opportunity for global economic growth, April 8, 2024

**Source: Markets and Markets, Unmanned Underwater Vehicles Market by Type, April 2024

***Source: Global Market Insights, January 2025, Electrolyzer Market Size, Report GMI4787

****Source: Verified Market Reports, Global Regenerative Fuel Cell (RFC) Market Size Regenerative Fuel Cell Market Insights, March 2025, Report ID: 328302,

*****Source: Research and Markets, February 2025, Hydrogen Aircraft Market Opportunity, Growth Drivers, Industry Trend Analysis, and Forecast 2025-2034

Competition

Air Independent Fuel Cell Competition: For both space and underwater applications, when the amount of energy to be stored is relatively large, fuel cells offer substantial mission advantages over batteries and are projected to find wide applications when fully developed. This section addresses competition for PEM space /underwater fuel cells operating on hydrogen and oxygen supply reactants.

Competition: H2-O2 Fuel Cells

Our direct competition is from a very limited number of other hydrogen-oxygen fuel cell companies and an indirect competitor: batteries. The following briefly details key attributes and issues of both types of competitors.

Direct H2-O2 Fuel cell Competition

Direct Fuel Cell Competition: Infinity vs. other space/underwater fuel cell companies

Other companies active in air-independent hydrogen-oxygen fuel cells include Teledyne, Giner, Inc., and Siemens. Of these we believe only Teledyne has a zero-gravity design at a maturity level to be competitive with Infinity. Honda has recently advertised lunar surface compatible fuel cells but to our knowledge have not demonstrated this in flight. Infinity has demonstrated our technology aboard two Blue Origin New Shepard flights most recently in December 2024. Siemens has primarily delivered H2-O2 fuel cells for large, manned submarines.

The proven benefits of our patented design have enabled us to be selected for multiple contracts in aerospace and underwater applications.

Indirect Competition: Fuel Cells Vs. Batteries

Both fuel cells and batteries provide clean, quiet electrical power. For spacecraft, batteries combined with solar power are a baseline power source for any spacecraft mission where solar illumination is possible and where the amount of energy to be stored is modest. For non-nuclear underwater missions batteries have been the traditional approach for manned and unmanned power generation.

In both cases batteries have limitations. In space applications, where solar recharge is not possible, such as during a 320-hour lunar night, battery mass penalties are prohibitive. Similarly, when underwater missions are required to extend to weeks or months, batteries are limited by mass-related buoyancy issues.

NASA has selected regenerative fuel cell architectures as a preferred approach for lunar power generation and Infinity is currently under contract with NASA to develop fuel cells for this effort. Fuel cells are also promising for use in powering space vehicles, especially systems that utilize hydrogen-oxygen propulsion. In such applications, the fuel cell can simply utilize reactant boil-off with no mass penalty for fuel or oxidizer. Also, when manned systems are powered using fuel cells the water waste product becomes a vital life support resource.

Electrolyzer Competition and Infinity's Competitive Position: While hydrogen for industrial use has been a steadily growing market, hydrogen for energy use is rapidly becoming competitive with batteries and other alternatives stimulating massive growth in the sector. This hydrogen energy sector is an Infinity focus, using electrolyzers to generate hydrogen as an energy carrier to make intermittent renewables dispatchable and to supply carbon-free green hydrogen for mobility solutions.

The company is knowledgeable regarding the scope of the competition and the industry. Our founder was also a co-founder of Proton Energy Systems, an early mover in the electrolyzer industry. Proton was acquired by NEL in 2017 and Proton's products now comprise a significant portion of NEL's revenue.

Existing competitors are numerous, including Plug Power, NEL ASA, Cummins, Teledyne, and ITM, among others. Among this group, one Infinity competitive advantage, and distinguishing characteristic, of our designs is the ability to generate high-pressure hydrogen. Infinity has been funded by the military, NASA and other federal agencies to develop high-pressure electrolyzers and modular regenerative fuel cell systems. The resulting, patented, high-pressure systems can directly deliver high-pressure hydrogen without a mechanical compressor. Our high-performance diffusion bonded structures allow high current density operation reducing the total cost of ownership.

Also, our modular designs allow for flexible integration and ease of maintenance, reducing installation and servicing costs.

Current Stage and Future Roadmap

We are solidifying our position as a leading supplier of air-independent fuel cells and pressurized PEM electrolyzer systems for space and underwater applications. In September 2022 and in December of 2023 our zero-gravity, air-independent fuel cell system, flew as NASA funded proof-of-concept demonstrations aboard Blue Origin New Shepard, missions numbers NS-23, and NS-24. Despite a booster launch anomaly that cut the NS-23 mission short, Infinity's system successfully functioned as expected during the entire shortened mission. Blue Origin then provided a makeup mission and in December 2023 our demonstration fuel cell flew aboard NS-24 for a completely successful mission for both the vehicle and our experiment. It therefore became the first-ever hydrogen fuel cell to fly on a commercial launch vehicle, and the first in space since the end of the U.S. space shuttle program.

Our work on fuel cells for underwater drones with the Office of Naval Research and one with an important commercial customer will lead to a dedicated product line suitable for a variety of autonomous underwater projects.

Overall, our aim in the near term will be to solidify our current position in the rapidly growing markets for electrolyzers and fuel cells in space and sub-surface marine applications, while expanding our infrastructure and capabilities to build products for broader surface markets on land and sea.

These planned products and markets include:

- Scale-up, cost reduction and commercialization of our modular electrolyzer system architecture to compete for the exponentially expanding global renewable hydrogen electrolysis market.
- High Power, air breathing fuel cells for hard to decarbonize sectors including aviation, surface marine, and mobile off-grid applications.

The Team

Team: The company is led by a highly experienced team including a co-founder of Proton Energy Systems, Inc., now a unit of NEL hydrogen, and talented personnel from major organizations including NASA, Raytheon, L3 Harris and others.

Officers and Directors Name:

William Smith – President and Chief Executive Officer and Director
Annual Salary: $252,000

William Smith is founder and President of Infinity Fuel Cell and Hydrogen, Inc. He was also a co-founder of Proton Energy Systems, acquired by hydrogen company NEL in 2017. He served as Proton's Vice President of Business Development from company inception in 1996 until 2002 and was part of its management team taking Proton through a successful IPO on the NASDAQ as PRTN in the year 2000. Before co-founding Proton, Mr. Smith led various business development activities for advanced Proton Exchange Membrane products at the Hamilton Standard Division of United Technologies Corporation (now Collins Division of Raytheon Technologies). These included products for commercial, military and NASA applications. He holds 12 patents in the field. Prior to that Mr. Smith worked as an optical engineer in the Optical Operations Directorate at Perkin Elmer in Norwalk CT. Mr. Smith received his undergraduate degree in Physics from the University of Connecticut, and his MBA from the University of Massachusetts in Amherst.

William Davis – Chief Financial Officer
Annual Salary: $161,000

William is the Chief Financial Officer working at Infinity Fuel Cell and Hydrogen, Inc. since June 2022. Previously, he fulfilled the role of Controller from March 2014 until June 2022. As CFO, he is responsible for all accounting functions and processes. In addition, he is responsible for all banking activities, communicating and working with the Company's outside auditors and communicating to the leadership team monthly financial results. William has been an accountant for over 40 years working in many different industries. He has diversified experience in general accounting, financial reporting, budgeting, auditing and project management. Also, he has strong PC/Computer Application Skills utilizing many different software applications. William earned his Bachelor of Science in Marketing from Husson University, a Master of Business Administration in Accounting from Bryant University and a Master of Science in Management Information Systems/Communication Technology from Rensselaer at Hartford.

RISK FACTORS

The Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks related to our business, products and markets

The Company has a limited operating history and is unlikely to be able to pay dividends in the near future.

The Company is in the development stages of its technology, and therefore has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with relatively new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Infinity has generated profits in several years and has generated modest revenues since inception. There is no assurance that we will continue to be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

Our revenue and operating results may fluctuate significantly as a result of factors outside of our control, which could cause the value of our common stock to decline.

We expect our revenue and operating results to vary significantly from year to year and as a result, comparisons of our financial results are not necessarily meaningful, and you should not rely on them as an indication of our future performance. In addition, due to our stage of development, we cannot predict our future revenue or results of operations accurately. As a consequence, our operating results may fall below the expectations of investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include but are not limited to:

- the status of development of our technology, products and production capabilities
- the cost of our raw materials and key components
- the introduction, timing, and market acceptance of new products introduced by us or our competitors
- the development of our strategic relationships and distribution channels
- general economic conditions, which can affect our customers' capital investments and the length of our sales cycle
- the development of vehicular PEM fuel cells and renewable energy markets; and
- government regulation.

We expect to make significant investments in all areas of our business, particularly in research and product development and in expanding our production capability. Because the investments associated with these activities are relatively fixed in the short term, we may be unable to adjust our spending quickly enough to offset any unexpected shortfall in our revenue growth. In addition, because we are in the very early stages of selling our products and have a limited number of customers, we expect our order flow to be uneven from period to period

We operate in a highly competitive market against businesses that are more established or have more resources.

The markets for delivered hydrogen and reliable backup power are highly competitive. There are a number of companies located in the United States, Canada and abroad that deliver hydrogen, sell hydrogen generation equipment or are developing PEM fuel cell technology. Many of these companies have substantially greater resources than we do. Each of these companies has the potential to capture market share in the markets we intend to address, which could cause us to lose sales and prevent us from growing our business. New developments in technology may also delay or prevent the development or sale of some or all of our products or make our products uncompetitive or obsolete. If this were to occur, we would not be able to generate sufficient revenue to offset the cost of developing our electrolyzers and fuel cell systems.

Our fuel cell systems are one of a number of power technology products being developed today to provide space and aerospace primary electrical power and to provide high quality, highly reliable backup power to the existing electric transmission system, or grid. These products include advanced batteries, ultracapacitors, microturbines, flywheels, internal combustion generator sets, superconducting magnetic energy storage devices and other fuel cells using alternative hydrogen supply applications. Improvements are also being made to the existing electric grid. Technological advances in power technology products and improvements in the electric grid may reduce the attractiveness of our fuel cell systems.

As the markets for PEM fuel-cell related products, on-site hydrogen generation and backup power develop, other large industrial and aerospace companies may enter these fields and compete with us. These large companies may have the research and development, manufacturing, marketing and sales resources necessary to commercialize electrolyzers and fuel cell systems more quickly and effectively than we do.

We currently derive a significant portion of our revenue from a limited customer base

In the last two fiscal years, a significant portion of our revenue has been derived from a limited number of customers. Dependence on our limited customers may expose us to unexpected drops in revenue if we lose these customers or if their requirements decline. The company is exposed to a risk of losing key customers, which would lead to reduced demand for our products or services. The loss of a significant customer or a decline in customer demand could have a material adverse effect on the company's financial performance and your investment.

Some of our products are in prototype phase and may never become commercially operational.

It is possible that certain Infinity systems that are still in the prototype stage may never become commercially operational products. Additionally, if developed into products, such products may never be used to engage in commercial transactions. It is possible that the failure to release the product is the result of a change in business model due to the Company making a determination that the business model needs to be changed, or some other external factor not in the Company's control. We cannot guarantee that any changes to our business model will be in the best interest of the Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties.

We are currently moving from the research and development stage to the production stage for fuel cells and electrolyzers for aerospace, underwater and terrestrial applications. Delays or cost overruns in the development of these products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We may not be able to generate revenue in the future if we do not complete the productionization of our fuel cell and electrolysis systems.

Our fuel cells, and electrolyzers are still in the prototype and early production stage. We do not know when or whether we will successfully complete full productionization of our fuel cell and electrolysis systems. If we are unable to productionize our fuel cells and electrolyzers for space, underwater and other severe environment applications, we may not be able to generate future revenue and we may not recover the losses we have incurred in attempting to develop these products. If we experience delays in meeting our development milestones or if our fuel cell and electrolysis systems exhibit technical defects or cannot meet cost or performance goals, including output, useful life and reliability goals, potential purchasers of our products may decline to purchase them or choose alternative technologies. We may be unable to make the substantial technological advances necessary to produce next generation commercial fuel cell and electrolysis systems that provide the features and performance specifications required by customers at a competitive price.

Our future success is uncertain because we have a limited production history.

Infinity was formed in 2002 to research and develop PEM electrochemical products. We have a history of successfully securing research and development funding to support these efforts, primarily for NASA and military customers, allowing the Company to be generally profitable since its founding. These research efforts have developed technologies that have been proven in prototypes that are now transitioning from prototypes to production products. Accordingly, there is only a limited basis upon which you can evaluate our business and prospects and our future success is uncertain.

You should consider the challenges, expenses, delays and other difficulties typically involved in the establishment of new products including the continued technical development of these

products, development of fully functioning production operations, refinement of processes and components for our commercial products, recruitment of qualified personnel, and achievement of market acceptance for our products.

If we fail to retain our key personnel and attract and retain additional qualified personnel, we may be unable to develop our products and generate revenue.

Our success depends upon the continued service of our executive officers and other key employees such as engineers and research and development personnel. The loss of any of our executive officers or key employees, especially William F. Smith, president and chief executive officer, could impair our ability to pursue our growth strategy and slow our product development processes. We do not have employment agreements with any of our key executives. Furthermore, we must continue to hire large numbers of highly qualified individuals, including researchers, engineers and production personnel. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future.

We will not be able to grow our business if we do not achieve certification and/or qualification of our space and underwater and air breathing fuel cells and electrolyzers that may be required by their applications.

We are initially marketing our fuel cell and electrolyzer systems to commercial space and underwater vehicle companies. Our business depends on the successful qualification of these systems and we may be unable to grow the aerospace elements of our business if we fail to achieve flight qualification. Also, spaceflight and underwater use is risky for all parties. Even if we achieve qualification of our equipment, our targeted customers must also be successful in meeting their mission targets for these products to be sold in sufficient quantities and at sufficient margins to be commercially successful.

The success of our air breathing fuel cell and terrestrial electrolyzers depends upon the development of aviation, and surface mass markets for PEM fuel cells, and/or renewable hydrogen and we may not be able to generate planned revenue in the future if these markets do not develop.

We also intend to market our electrolyzers to generate hydrogen fuel for PEM fuel cells in a variety of applications, in particular fuel cell vehicles. If the mass market for PEM fuel cells fails to develop or develops more slowly than we anticipate, we may be unable to generate revenue in the future and recover the losses we will have incurred in the development of our electrolyzers. PEM fuel cells represent an emerging commercial market, and we do not know whether end-users will want to use them. The development of a mass market for PEM fuel cells may be affected by many factors outside of our control, including:

- the emergence of newer, more competitive technologies
- the cost competitiveness of PEM fuel cells compared to existing and new technologies
- the future cost of hydrogen
- regulatory requirements
- consumer perceptions of the safety, reliability, and functionality of PEM fuel cells and,

- customer willingness to adopt new technology.

In addition, our air breathing fuel cell products are focused on difficult to decarbonize applications such as aviation, surface marine and heavy-duty land vehicles. These sectors are difficult due to demands relating to meeting requirements for mass, size, lifetime, shock, vibration, Electromagnetic Interference (EMI), reliability, regulatory qualification, etc. In the past we have been able to meet such requirements but meeting future requirements is not assured.

We expect to incur significant expenses in expanding our production facilities and production and we may not be successful in these efforts.

We will be expanding our production facilities in anticipation of increased demand for our products. If this demand does not materialize, we will not generate sufficient revenue to offset the costs of developing and operating these facilities, which could increase our losses and prevent us from growing our business. We currently anticipate we will spend significant funds over the next several years to purchase equipment and make leasehold improvements for our planned production facility. We have not yet finalized plans or executed contracts for this expansion, and actual costs may be significantly in excess of our estimates. In addition, we expect to expand our production and may experience delays or problems in our expected expansion that could compromise our ability to increase our sales and grow our business. Factors that could delay or prevent our expected production expansion include:

- the inability to purchase parts or components in adequate quantities or sufficient quality
- the cost of raw materials
- the failure to increase our assembly and test operations
- the failure to hire and train additional production personnel
- the failure to develop and implement production processes and equipment and
- the inability to acquire new space for additional production capacity

If we fail to successfully produce our products in target quantities, we may not be able to increase our revenues.

To be financially successful, we will have to produce our products in target quantities at acceptable costs while also preserving the quality levels achieved in producing these products in limited quantities. This presents a number of technological and engineering challenges for us. We may not be successful in developing product designs and processes that permit us to produce our electrolyzers and fuel cell systems in commercial quantities at commercially acceptable costs while preserving quality. In addition, we may incur significant start-up costs and may experience unforeseen delays and expenses in our product design and production efforts. If the commercialization of our products is delayed, potential purchasers may also decline to purchase them or choose alternative technologies, both of which could impair our ability to generate revenue in the future.

If our suppliers do not supply us with a sufficient amount and quality of components at acceptable prices, we may not be able to produce our products commercially

Although we generally attempt to use standard components for our products, the proton exchange membrane material used in our products is currently available only from limited sources. Also, we may be unable to purchase components of adequate quality or that meet our cost requirements. In addition, to the extent these components are proprietary products of our suppliers, or the processes used by our suppliers to manufacture these components are proprietary, we may be unable to obtain comparable components from alternative suppliers. We may experience delays in the production of our products and our business and financial results would suffer if we fail to identify alternate suppliers, or if our supply is interrupted or reduced or there is a significant increase in cost. Additionally, the future potential negative effects from the possible imposition of international tariffs on supplies imported or goods exported cannot be fully ruled out.

We may be unable to sell our products and generate revenue if we fail to establish strategic partnerships and distribution relationships with third parties.

Because we intend to sell some of our products through third-party distributors and strategic partnerships, the financial benefits to us of commercializing our products will be partially dependent on the efforts of others. If we are unable to enter into additional distribution agreements, or if our third-party partner distributors do not successfully market and sell our products, we may be unable to generate revenue and grow our business. We may seek to establish relationships with third-party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as potential distributors of our hydrogen electrolyzers. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to become distributors of our hydrogen electrolyzers. In addition, our third-party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We have historically focused on research and development activities and have limited experience in marketing, selling and servicing our products.

To date, we have primarily focused on research and development of our hydrogen electrolyzers and fuel cell systems. Consequently, our management team has limited experience directing the commercialization efforts that are essential to our future success. We have limited experience commercially marketing, selling and servicing our electrolyzers, and fuel cell systems. We will have to expand our marketing and sales organization and will have to create a maintenance and support capability. We may not be successful in our efforts to market and service our products, which would compromise our ability to increase our revenue.

We may be exposed to lawsuits and other claims if our products malfunction, which could increase our expenses, harm our reputation, and prevent us from growing our business.

Any liability for damages resulting from malfunctions of our products could be substantial and could increase our expenses and prevent us from growing our business. In particular, hydrogen is a flammable gas and can pose safety risks if not handled properly. In addition, our products may

require modifications to operate properly under extreme temperatures. Potential customers will also rely upon our products for critical needs, such as crew life support and vehicle primary electrical power. A malfunction of our products could result in tort or warranty claims. In addition, a well- publicized actual or perceived problem could adversely affect the market's perception of our products. This could result in a decline in demand for our products, which would reduce our revenue and harm our business.

Our plans to market, distribute and service our products internationally subject our business to additional risks, which could prevent us from growing our business.

We intend to market, distribute and service our products internationally and we may derive a significant portion of our revenue from international sales. If we fail to successfully sell our products internationally, our ability to increase our future revenue and grow our business would be impaired. We have limited experience developing, and no experience marketing our products to comply with the commercial and legal requirements of international markets. Our success in those markets will depend on our ability to secure relationships with foreign resellers and our ability to produce products that meet foreign regulatory and commercial requirements. In addition, our planned international operations may be subject to a variety of additional risks, including:

- difficulties in collecting international accounts receivable
- increased costs associated with maintaining international marketing
- compliance with U.S. Department of Commerce and U. S. State Department export controls
- increases in duty rates
- the introduction of non-tariff trade barriers
- fluctuations in currency exchange rates
- political and economic instability; and
- difficulties in enforcing intellectual property rights.

As a growing company, we have to develop effective financial and operational processes and controls.

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports. While our accounting system is currently approved by the Defense Contract Audit Agency (DCAA), and while our quality system is AS-9100 approved and has successfully passed four consecutive audits, these systems must be maintained and further mature as the Company grows. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

We anticipate undergoing a period of rapid growth and our failure to manage this growth could harm our business.

We anticipate undergoing a period of rapid growth in the number of our employees and the scope of our operations. We intend to introduce new products, increase our production capacity and develop additional distributor relationships. Rapid expansion would likely place a significant strain on our senior management team and other resources. In addition, we may be required to hire additional senior management personnel. Our ability to manage growth will depend in part on our ability to continue to enhance our operating, financial and management information systems. Our personnel, systems and controls may be unable to support our growth.

We may not be able to obtain sufficient funds to grow our business.

We have regularly needed to raise funds in order to operate our business and believe we may need to raise additional funds to achieve full commercialization of some or all of our products. If we are unable to raise additional funds when needed, our ability to operate and grow our business could be impaired. We currently have one line of credit totaling $100,000 which had $79,521 available as of December 31, 2025. We do not know whether we will be able to secure additional funding or funding on terms acceptable to us should we require additional funding. Our ability to obtain additional funding will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional funding unattractive to us. If we issue additional equity securities, existing stockholders may experience dilution or be subordinated to any rights, preferences or privileges granted to the new equity holders.

Risks related to Intellectual Property and Government Regulation

We depend on our intellectual property and our failure to protect it could enable competitors to market products with similar features that may reduce demand for our products.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products similar to our products, which could reduce demand for our products. Our success depends substantially upon the internally developed technology that is incorporated in our products. We may be unable to prevent unauthorized parties from attempting to copy or otherwise obtaining and using our products or technology. Policing unauthorized use of our technology is difficult, and we may not be able to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our intellectual property as fully as those in the United States. Others may circumvent the trade secrets, trademarks and copyrights that we own and any of the U.S. patents or foreign patents owned by us or subsequently issued to us may be invalidated, circumvented, challenged or rendered unenforceable. In addition, we may not be issued any patents as a result of our pending and future patent applications and any patents we now hold, or may be issued in the future, may not have the breadth of claim coverage sought by us.

Most of our intellectual property is not covered by any patent or patent application. We seek to protect this proprietary intellectual property, which includes intellectual property that may not be patented or patentable, in part by confidentiality agreements with our distributors and employees. These agreements afford only limited protection and may not provide us with adequate remedies

for any breach or prevent other persons or institutions from asserting rights to intellectual property arising out of these relationships.

We have pending patent approvals that might be vulnerable.

The Company needs to continuously register new patents and other intellectual property protections. Some of our intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not currently or in the future be registered with the proper authorities. Our competitors may attempt to register our intellectual property as their own or take advantage of the lack of protections. Any unforeseeable costs associated with protecting ourselves from such practices may negatively affect our financial condition and operations.

We could incur substantial costs defending our intellectual property from infringement by others.

Unauthorized parties may attempt to copy aspects of our products or to obtain and use our proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources with no assurance of success.

We could incur substantial costs defending against claims that our products infringe on the proprietary rights of others.

The patent landscape in the field of PEM fuel cell technology is complex. A large number of patents, including overlapping patents, relating to this technology have been granted worldwide. We are aware of patents in the fuel cell architecture field held by potential competitors and other third parties who could claim infringement by us with respect to these patents or other patents or proprietary rights, and we cannot assure you that we would prevail in any such proceeding.

In addition, some of our employees are parties to the assignment of invention and nondisclosure agreements with their former employers. These agreements generally grant the former employer rights to technology developed by the employee while employed by the former employer and prohibit disclosure of that technology or other employer information to third parties. We cannot assure you that such employers will not assert claims against us or our employees alleging a breach of those agreements or other violations of their proprietary rights or alleging rights to inventions by our employees, or that we would prevail in any such proceeding.

Any infringement claims against us, whether meritorious or not, could be time-consuming, result in costly litigation or arbitration, cause a diversion of technical and management personnel, require us to develop non-infringing technology or to enter into expensive royalty or licensing agreements.

We might not be successful in developing non-infringing technologies. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all, and could

significantly harm our business and operating results. A successful claim of infringement against us or our failure or inability to license the infringed or similar technology could require us to pay substantial damages and could harm our business as we would not be able to sell the affected product without redeveloping it or incurring significant additional expense. In addition, to the extent we agree to indemnify customers or other third parties against infringement of the intellectual property rights of others, a claim of infringement could require us to incur substantial time, effort and expense to indemnify these customers and third parties and could disrupt or terminate their ability to use, market or sell our products.

Our ability to develop and sell our products or services is dependent on US and international government regulations, which can be subject to change at any time.

Our products will be subject to environmental (e.g., emissions) regulations issued and enforced by the US Environmental Protection Agency (EPA) and equivalent agencies in other countries. For certain applications (e.g., aviation) there will be additional performance, reliability, and safety certification requirements that our products must meet in order to be used by systems integrators and operators for those applications. Our ability to sell products for certain applications is or may be dependent on government regulation, such as the State Department, the Department of Commerce and other relevant government laws and regulations, especially concerning exports of certain products that may have military applications, subject to International Traffic in Arms Regulation (ITAR). The laws and regulations concerning the development, selling and use of our product may be subject to change and if they do then the selling of certain products or services may no longer be in the best interest of the Company. At such a time the Company may no longer want to sell certain products or services into selected markets and your investment in the Company may be negatively affected.

Future government regulation may impair our ability to market and sell our products.

Our products are potentially subject to federal, local and foreign laws and regulations governing, among other things, atmospheric emissions as well as laws relating to occupational health and safety. We may incur substantial costs or liabilities in complying with governmental regulations. Our potential customers must also comply with numerous laws and regulations, which could affect their interest in our products. We could incur potentially significant expenditures in complying with environmental and health and safety laws, regulations and requirements that may be adopted or imposed in the future.

Risks related to the Offering

We may not be able to obtain sufficient funds in this offer to grow our business and will need to raise additional capital through equity offerings and/or to provide our employees with equity incentives. Therefore, your ownership interest in Infinity Fuel may continue to be diluted.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will need to obtain additional sources of funding. Even if we sell all the shares of Common Stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we may fail. The Company may offer additional

shares of its Common Stock and/or other classes of equity or debt that convert into shares of Common Stock, any of which offerings would dilute the ownership percentage of investors in this offering. See “Dilution.”

The Company’s charter has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

The Company’s Articles of Incorporation has a provision stating that unless the Company agrees otherwise, it will resolve all disputes in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We are offering a discount on our stock price to some investors in this offering.

We plan to offer shares of Class C Common Stock to investors under this offering pursuant to Regulation CF at a price of $9.72 per share. Shares sold in the current offering include rewards that will be available for some investors (“Rewards”), including the grant of additional “time-based” and “existing shareholder-based” bonus shares (“Bonus Shares”).

Time-Based Bonus Shares

- Investments made prior to 11:59 PM Pacific Time ("PT") on October 15, 2026 will receive 5% bonus Shares.

Loyalty-Based Bonus Shares

- Investments made by existing shareholders in Infinity Fuel Cell and Hydrogen CF SPV, LLC will receive 5% bonus shares.

Amount-Based Bonus Shares

- Invest $2,500+ 5% Bonus Shares
- Invest $5,000+7% Bonus Shares
- Invest $10,000+10% Bonus Shares
- Invest $25,000+15% Bonus Share

Notes on Rewards:

Time-Based, Loyalty-Based and Amount-Based Shareholder-Based rewards of Class C Common Stock and with the same defined offering terms can be stacked. Fractional shares will not be distributed and share bonuses will be determined by rounding up to the nearest whole share amount.

E.g. if an investor makes an investment of $1,000 (unlocking 5% bonus shares) in the first 30 days of the offering (unlocking 5% Bonus Shares) the total amount of Bonus Shares awarded will be 10%.

- Bonus shares will be issued at the time of issuance.

- Bonus Shares change the "Effective Share Price" for investors who receive them. Example: An investor pays $1,944 to buy 200 shares for $9.72 per share, but in doing so receives 5% bonus shares, which nets an additional 10 shares. In total they received 210 shares for $1,944, which equates to an effective share price of $9.26 per share.

Investors will have no ability to impact or otherwise influence decisions of the Company.

The Company is selling Non-Voting Common Stock in this offering and as an investor, you will have no voting related ability to influence decisions of management or controlling stockholders regarding the business or financial plans and operations of the company. In addition, as a non-voting stockholder, you will have no say in the Company's strategic planning process, direction, strategy and governance decisions.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Infinity Fuel Cell and Hydrogen CF SPV, LLC, becoming a member of the SPV, and that investment purchases our Class C Shares. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Class C Shares. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to fees and other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card up to $10,000, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be

limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert, dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Our valuation and our offering price have been established internally and are difficult to assess.
The company has set the price of its Class C Non-voting Common Stock at $9.72 per share, plus a 2.25% Investor Transaction Fee, up to a maximum of $200. See "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no current public market for our shares.

There is no formal marketplace for the resale of our Class C Common Stock or any other classes of our Common Stock. Investors should assume that they may not be able to liquidate their investment.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their

"sweat equity" into the company. Occasionally, strategic partners are also interested in investing at an early stage. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders, early employees, or investors from prior financings, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the Offering.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most often occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in new additional shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 million of new shares at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing

equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to convertible notes that the company may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Uncertainty Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the class C non-voting stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any class C non-voting stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. Exceptions to this rule are if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 1 to 2 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find

a buyer. The Company may be acquired by an existing player in the hydrogen and fuel cell industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

We may not raise enough capital and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. In the current interest rate environment, it could be difficult to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. These percentages reflect the net proceeds received by the company from the SPV after offering commissions. For further discussion, see the section entitled “Financial Discussion—Plan of Operations.”

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some

assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The SPV, Infinity Fuel Cell and Hydrogen CF SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only produced prototypes for our fuel cells and electrolyzers. Delays or cost overruns in the development of these products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class C non-voting shares that an investor is buying have no voting rights attached to them. This means that you will have no right to influence how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You trust that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may possibly cease operating and you would get nothing. Even if we sell all the common stock we are offering now, the Company may possibly need to raise more funds in the future, and if it can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Information

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that late investors have. Once we meet our Target Offering Amount for this offering, we may request that an Intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to

companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new products could fail to achieve the sales projections we expect

Our growth projections assume that with an increased advertising, sales, and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products in the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns several patents, trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Competitors may attempt to misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable

The Company intellectual property that is in development such as patents, trademarks, copyrights, Internet domain names, and other similar items may not achieve final approval with the proper authorities. It is important to note that unforeseeable costs associated with supporting the pursuit of such approvals may require the expense of the capital of the Company and may not result in final approvals.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation by agencies such as FTC (Federal Trade Commission), the DOD (Department of Defense), NASA, and other relevant government agencies or congressional laws and regulations. The laws and regulations concerning

the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such time the Company may no longer want to sell certain product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including component manufacturing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-connected business, we may be vulnerable to hackers who might access our data. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or us could harm our reputation and materially negatively impact our financial condition and business.

Risk of major government and/or private contract funding-Federal Budget Bills

A portion of our funding is derived from direct government and commercial entity contracts and subcontracts with leading prime contractors. Many of these programs meet the needs of NASA, DoD and other government agencies. All of these agencies are subject to possible changes in government policy and related allocated funding. Funds from Federal funding sources carry certain general risks associated with continuity and with the efficient administration of the Federal budget.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage of Owned Shares Issued and Outstanding	Percentage Fully Diluted All Shares Issued and Outstanding
William F. Smith	3,500,000	Class B Common Stock	63.03%	51.87%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, and Class D Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 514,403 of Class C Common Stock. The investment will be made through Infinity Fuel Cell and Hydrogen CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Notes. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company.

Class A Common Stock

The amount of the Class A Common Stock security authorized is 14,000,000 with a total of 345,750 issued and outstanding.

Voting Rights:

One (1) vote per share

Material Rights:

The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and preference of the holders of Class B Common Stock and the Preferred Stock.

***Class A Stock Options*:**

The total amount outstanding Class A Common Stock Options includes 1,130,000 granted.

Class B Common Stock

The amount of security authorized is 16,000,000 with a total of 4,500,000 issued and outstanding.

Voting Rights:

Ten (10) votes per share

Class B Common Stock Options:

The total amount outstanding Class B Common Stock Options includes 65,000 granted.

Class C Common Stock

The amount of security authorized is 5,000,000 with a total of 707,043 issued and outstanding.

Voting Rights:

Zero (0) votes per share

What it means to be a minority holder

As a minority holder of Class C Common Stock shares of the company, you will have limited rights regarding the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

Transferability of securities

For a year after purchase the securities can only be resold:

- In an Initial Public Offering (IPO)
- To the company
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:
On October 10, 2023 624,999 Class C shares were offered in accord with the provisions of 17 CFR Part 227. When the offering closed on October 25, 2024 523,251 shares had been sold. Net proceeds were used for product development, sales and marketing, working capital, and other general and administrative expenses.

On May 8, 2025 202,789 Class C shares were offered in accord with the provisions of 17 CFR Part 227.When the offering closed on June 26, 2025 183,792 shares had been sold. Net proceeds were used for product development, sales and marketing, working capital, and other general and administrative expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing in the accompanying Annual Audit Report. Some of the information contained in this discussion and analysis with respect to our plans and strategy for our business involves risks and uncertainties. As a result of many factors, including those factors set forth in the Risk Factors section, our actual results could differ materially from the results described in, or implied from, the following discussion and analysis. This MD&A generally discusses 2025 and 2024 items and year-over-year comparisons between 2025 and 2024. As used in this MD&A, unless the context indicates otherwise, the consolidated financial information and data relating to the years ended December 31, 2025 and 2024 are those of Infinity Fuel Cell and Hydrogen, Inc. and Infinity Fuel Cell and Hydrogen CF SPV, LLC.

Infinity designs, builds, tests, and delivers complete Proton Exchange Membrane, PEM, fuel cell and PEM electrolyzer systems. Our patents and proprietary technology have helped Infinity to win multiple contracts with NASA, space commerce and commercial aerospace companies, and various branches of the US Military. For spacecraft, space surface operations and for underwater

vehicles Infinity is developing a new generation of fuel cells and electrolyzers to operate and survive in these extreme environments.

We are bringing these technologies down to earth to help invent a carbon-free future. Applications include commercial aircraft fuel cells and green hydrogen electrolyzers (systems that produce hydrogen from renewable power sources). Our mission is to enable a new generation of clean, quiet, high-performance power systems fueled by renewable hydrogen.

Critical Accounting Policies and Estimates

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Infinity Fuel Cell & Hydrogen, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

The accompanying audited financial statements have been prepared in accordance with generally accepted accounting principles as applied in the United States ("U.S. GAAP"). The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and related disclosures. Our discussion and analysis of our financial results under the following Results of Operations are based on our audited results of operations, which we have prepared in accordance with U.S. GAAP. In preparing these financial statements, we make assumptions, judgments and estimates that can affect the reported amounts of assets, liabilities, revenues and expenses, and net income.

On an ongoing basis, we base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are representative of estimation uncertainty and are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating the financial condition and results of operations.

The accounting policies that most frequently require us to make assumptions, judgments and estimates, and therefore are critical to understanding our results of operations, include

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606: Revenue from Contracts with Customers ("Topic 606"). Under Topic 606, the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, the Company applies the

following five-step approach: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

Lease Recognition

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Adoption of New Accounting Pronouncement

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

Deferred Revenue

Advance payments may also be received based on the contract terms. A liability is recorded for advance payments in excess of revenue recognized as deferred revenue.

Equity Based Compensation

The Company measures and recognizes the cost of services received in exchange for awards of equity instruments based on the grant-date fair value in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718, *Compensation – Stock Compensation*. The Company uses the Black-Scholes valuation model to determine grant-date fair value for stock options and recognizes straight line amortization of

share-based compensation expense over the requisite service period of the respective awards and accounts for stock option forfeitures as they occur.

Income Taxes

The Company accounts for income taxes in accordance with the Accounting for Income Taxes ("ASC 740") topic of the FASB Accounting Standards Codification. ASC 740 requires that deferred tax liability or assets be recognized for the estimated future tax effects attributable to temporary differences between the Company's tax return and financial statements. ASC 740 provides for recognition of a deferred tax asset for all future deductible temporary differences that, more likely than not, will provide the Company a future benefit.

Results of Operations

The transfer of control of our product to our customer is based on its delivery milestone and has a significant impact on the timing of the recognition of our product revenue. Many factors can cause a lag between the time that a customer signs a contract and our recognition of product revenue.

Total Revenue

Total revenue for fiscal year 2025 was $922,409, a decrease of 71% compared to the year ended December 31, 2024 revenue of $3,219,804. Revenue in 2025 included work on prime contracts with NASA Glenn Research Center, commercial space and underwater companies. The majority of 2025 revenue came from commercial underwater contracts.

Cost of Revenue

Total cost of revenue in the year ended December 31, 2025 was $1,433,066, a decrease of $382,759, or 21.0% from costs of $1,815,825 in the year ended December 31, 2024. This decrease was largely due to performance costs (labor and material) on all government and commercial contracts.

Gross Profit

Gross profit in the year ended December 31, 2025 decreased by $1,914,636 over the year ended December 31, 2024 gross profit. Gross profit as a percentage of revenues decreased from 44% in 2024 to -55.4% in 2025. This was caused by an increase in contract costs related to all government and commercial contracts.

Operating Expenses

Total operating expenses in the year ended December 31, 2025 increased $514,829 from the year ended December 31, 2024. The Company's expenses consist of compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Major increases in expenses are related to increases in all general and

administrative areas.

Liquidity and Capital Resources

The combination of our existing cash and cash equivalents is expected to be sufficient to meet our anticipated cash flow needs for at least the next 12 months. If these sources of cash are insufficient to satisfy our near-term or future cash needs, we may require additional capital from equity or debt financings to fund our operations, in particular, our capacity for product development and market expansion requirements, to timely respond to competitive market pressures, strategic opportunities or otherwise. We may, from time to time, engage in a variety of financing transactions for such purposes. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity or equity-linked securities, our existing stockholders could suffer dilution in their percentage ownership of us, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock.

Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the rate of growth in the volume of system builds, the need for additional production space, the expansion of sales and marketing activities both in domestic and international markets, market acceptance of our products, our ability to secure financing and overall economic conditions. In order to support and achieve our future growth plans, we may need or seek advantageously to obtain additional funding through an equity or debt financing. Failure to obtain this financing or financing in future quarters may affect our results of operations, including our revenues and cash flows.

As of June 30, 2026, the Company has capital resources available of $1,355,143 cash on hand.

Material Subsequent Event

The Company monitored and evaluated any subsequent events for footnote disclosures or adjustments required in its consolidated financial statements for the year ended December 31, 2025 through April 23, 2026, the date on which the consolidated financial statements were available to be issued.

In January 2025 Infinity successfully commissioned a Beta version of an underwater fuel cell powerplant at the site of an initial commercial customer. This is a key step toward full commercialization. Also, in January 2025 Infinity successfully completed a 2,600 extended life test of a fuel cell designed for a NASA lunar surface mission application as part of a Regenerative Fuel Cell system. In February 2025, under U. S. Navy funding, Infinity successfully completed refurbishment and test of three fuel cell stacks designed for underwater use. In April 2025 Infinity signed a follow-on contract with a major aerospace company related to lunar surface RFC applications.

During 2025, Infinity entered into a joint venture with a previously unrelated entity to form a new entity, NautiGEN, Inc. (“NautiGEN”), which subsequently became a related party of the Company.

Infinity does not control NautiGEN's operations or direct its activities but holds a 20% ownership interest and has one designed seat on the board of directors, which is currently held by the majority stockholder of Infinity. Infinity did not contribute cash or other consideration upon formation of the joint venture. Accordingly, the initial equity-method investment was recorded $-0-. No other consideration was made during 2025, therefore the investment in NautiGEN as of December 31, 2025 was $-0-. Transactions with NautiGEN are conducted in the ordinary course of business. Total revenue with NautiGEN was $250,000 during the year ended December 31, 2025. Amounts due to or from NautiGEN were $-0- at December 31, 2025.

Indebtedness

Since Infinity began business in 2005 it has been self-funded relying on contracts with various customers (Federal Government, Commercial Aerospace and Commercial Underwater companies). With this offering, Infinity has not incurred any indebtedness to outside parties.

Related Party Transactions

A majority stockholder loaned the Company $300,000 in the beginning of 2024, of which $300,000 was paid back in 2025.

Valuation

Pre-Money Valuation: $65,588,548

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, the company looked at industry benchmarks in the same technology space. Other fuel cell and early stage space technology companies are valued from 5 to over 70 times current year revenue. Our proposed valuation is approximately a 13 x multiple of the average of the Company's past four years of revenue of approximately $5 million per year. Second, the company valued its intellectual property portfolio with existing patents and patent applications in progress. In that regard Infinity recently received a Notice of Allowance for an additional patent that will issue in 2026. Third, the company valued its key contracts with partners including NASA and major commercial space companies and a key underwater vehicle manufacturer.

Finally, we factored in the accomplishment of a 2,000 km underwater swim of a Cellula Robotics Envoy-class Autonomous Underwater Vehicle (AUV) marking the achievement of a major strategic milestone. This swim demonstrated the ability of AUVs, powered by Infinity's fuel cells, to provide a breakthrough range capability to the global underwater community that led to a major new contract in 2026. Should further at-sea testing prove successful, we believe this may lead to additional substantial production orders.

Based on the above analysis, the company determined its pre-money valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for

issuance under a stock plan are issued.

Use Of Proceeds To Issuer

The net proceeds of a fully subscribed offering to the issuer, after total offering expenses, commissions and sales by selling shareholders, will be approximately $4.6 million, after deducting estimated offering expenses of approximately $424,999.

The following table* breaks down the use of proceeds into different categories under various funding scenarios as follows:

	Minimum Offering Amount	25% of Maximum Offering Amount	50% of Maximum Offering Amount	75% of Maximum Offering Amount	Maximum Offering Amount
Gross Proceeds to the company	**$ 10,007**	**$ 1,249,998**	**$2,499,997**	**$3,749,995**	**$4,999,993**
Estimated service fees and commissions	$ 851	$106,250	$212,500	$318,750	$424,999
Net Proceeds	**$ 9,156**	**$ 1,143,748**	**$2,287,497**	**$3,431,245**	**$4,574,994**
Product Development, test and Productionization	$ 3,205	$ 400,312	$ 800,624	$ 1,200,935	$ 1,601,247
Sales Marketing and Business Development	$ 916	$ 114,375	$ 228,750	$ 343,125	$ 457,500
Working Capital	$ 2,747	$ 343,124	$ 686,249	$ 1,029,374	$ 1,372,498
Other general and administrative expenses	$ 1,372	$ 171,562	$ 343,124	$ 514,686	$ 686,249
Contingency	$ 916	$ 114,375	$ 228,750	$ 343,125	$ 457,500
Total net use of proceeds	$ 9,156	$ 1,143,748	$ 2,287,497	$ 3,431,245	$ 4,574,994

* Figures in the table are rounded for ease of explanation.

** Other General and administrative Costs include

Administrative expenses associated with **running the business**, rather than producing products or delivering services.

Examples include:

- Cybersecurity
- Executive salaries
- Human resources
- Accounting and bookkeeping
- Legal fees

- Office rent
- Office supplies
- Information technology support
- Insurance
- Corporate travel
- Marketing administration
- Licensing fees

Contingencies may include unplanned opportunities to accelerate technology development or proposal efforts or to offset unexpected increases in costs due to outside factors such as unexpected tariff costs.
Because the offering is a “best efforts” offering, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering. In this event the use of proceeds will be adjusted by management based on the amount raised.

The company reserves the right to change the above use of proceeds if management believes doing so is in the best interests of the company.

Transaction Processing

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary’s know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to a Closing Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to a Closing Deadline expires, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days’ notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early

closing (a “Closing”) after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days’ notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to a Closing Deadline, to change their minds and cancel their investment commitments for any reason. Once this 48 hour period expires investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the Offering Deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company, the co-issuer or their officers or directors.

Neither the Company nor the Co-Issuer, nor their officers, directors and controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.infinityfuel.com (infinityfuel.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:
(1) it is required to file reports under Section 13(a) or Section l5(d) of the Exchange Act.

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000.

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding.

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering will be filed with the SEC on Form C-U.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be

complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request. Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Infinity Fuel Cell and Hydrogen, Inc

EXHIBIT C TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Infinity Fuel Cell and Hydrogen CF SPV LLC

EXHIBIT D TO FORM C

WEBSITE LANDING PAGE

EXHIBIT E TO FORM C

SUBSCRIPTION AGREEMENT BETWEEN CO-ISSUER AND INVESTOR

Exhibit B

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Infinity

Fuel Cell and Hydrogen, Inc

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Independent Auditor's Report
Consolidated Financial Statements

December 31, 2025 and 2024

INDEPENDENT AUDITOR'S REPORT

To the Director and Stockholders of
Infinity Fuel Cell and Hydrogen, Inc. and Subsidiary

Opinion

We have audited the accompanying consolidated financial statements of Infinity Fuel Cell and Hydrogen, Inc. and Subsidiary (the "Company"), which comprise the consolidated balance sheet as of December 31, 2025 and 2024, and the related consolidated statements of income, stockholders' equity/(deficit) and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Phone 860-623-8744
Fax 860-623-8485
info@smd-cpa.com
3 Concorde Way, Suite 202
Windsor Locks, CT 06096
smd-cpa.com

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Matter – 2024 Consolidated Financial Statements

The consolidated financial statements of the Company for the year ended December 31, 2024 were audited by Whittlesey PC and expressed an unmodified audit opinion on those consolidated financial statements in their report dated April 22, 2025. We were not engaged to audit, review or perform any procedures regarding the 2024 consolidated financial statements, and therefore we do not express an opinion on them.

Donovan^2 CPAs

Windsor Locks, Connecticut
April 23, 2026

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2025 and 2024

	2025	2024
Assets		
Current assets:		
Cash	$ 532,014	$ 501,924
Accounts receivable	6,343	555,406
Unbilled accounts receivable	-	79,877
Net deferred tax assets	79,973	-
Other assets	50,319	58,853
Total current assets	668,649	1,196,060
Property and equipment, net	540,019	850,987
Right-of-use operating lease assets	446,136	33,356
Intangible assets, net	100,799	113,507
Total assets	$ 1,755,603	$ 2,193,910
Liabilities and Stockholders' Equity/(Deficit)		
Current liabilities:		
Accounts payable	$ 67,551	$ 153,733
Accrued expenses	200,634	162,575
Deferred revenue	767,621	19,288
Line of credit	20,479	68,857
Right-of-use operating lease liabilities, current portion	111,052	35,001
Net deferred tax liabilities	-	72,309
Total current liabilities	1,167,337	511,763
Right-of-use operating lease liabilities, net of current portion	339,408	-
Notes payable	500,000	800,000
	839,408	800,000
Total liabilities	2,006,745	1,311,763
Stockholders' equity:		
Common stock, class A	346	346
Common stock, class B	4,500	4,500
Common stock, class C	707	524
Additional paid in capital	3,677,682	2,535,181
Retained earnings/(deficit)	(3,934,377)	(1,658,404)
Total stockholders' equity/(deficit)	(251,142)	882,147
Total liabilities and stockholders' equity	$ 1,755,603	$ 2,193,910

The accompanying notes are an integral part of the consolidated financial statements.

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Statements of Income

For the years ended December 31, 2025 and 2024

	2025	2024
Contract revenues	$ 922,409	$ 3,219,804
Cost of contract revenues	(1,433,066)	(1,815,825)
Gross profit	(510,657)	1,403,979
Operating expenses:		
General and administrative	1,385,276	1,222,602
Research and development	490,649	138,494
Total operating expenses	1,875,925	1,361,096
Operating income/(loss)	(2,386,582)	42,883
Other income/(expense):		
Loss on disposal of property and equipment	(329)	(5,712)
Interest expense	(29,701)	(133,590)
Other income	40,369	34,284
Other expense	(49,074)	(41,392)
Total other income/(expense)	(38,735)	(146,410)
Loss before income taxes	(2,425,317)	(103,527)
(Provision for)/benefit from income taxes	149,344	43,232
Net loss	$ (2,275,973)	$ (60,295)

The accompanying notes are an integral part of the consolidated financial statements.

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity/(Deficit)

For the years ended December 31, 2025 and 2024

	Common Stock, Class A			Common Stock, Class B			Common Stock, Class C			Additional Paid	Retained Earnings	
	Authorized	Issued	Amount	Authorized	Issued	Amount	Authorized	Issued	Amount	In Capital	/(Deficit)	Total
Balance, January 1, 2024	14,000,000	345,750	$ 346	16,000,000	4,500,000	$ 4,500	5,000,000	18,635	$ 19	$ 463,112	$ (1,598,109)	$ (1,130,132)
Stock issuance	-	-	-	-	-	-	-	523,506	524	2,008,642	-	2,009,166
Stock option compensation	-	-	-	-	-	-	-	-	-	63,408	-	63,408
Net loss	-	-	-	-	-	-	-	-	-	-	(60,295)	(60,295)
Balance, December 31, 2024	14,000,000	345,750	346	16,000,000	4,500,000	4,500	5,000,000	542,141	543	2,535,162	(1,658,404)	882,147
Stock issuance	-	-	-	-	-	-	-	164,902	164	862,533	-	862,697
Stock option compensation	-	-	-	-	-	-	-	-	-	279,987	-	279,987
Net loss	-	-	-	-	-	-	-	-	-	-	(2,275,973)	(2,275,973)
Balance, December 31, 2025	14,000,000	345,750	$ 346	16,000,000	4,500,000	$ 4,500	5,000,000	707,043	$ 707	$ 3,677,682	$ (3,934,377)	$ (251,142)

The accompanying notes are an integral part of the consolidated financial statements.

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:		
Net loss	$ (2,275,973)	$ (60,295)
Adjustments to reconcile net income/(loss) to change in cash from operating activities:		
Depreciation	311,989	348,370
Amortization	13,725	13,670
Loss on disposal of property and equipment	329	5,712
Stock based compensation expense	279,987	63,408
Changes in assets and liabilities:		
Accounts receivable	549,063	(493,772)
Unbilled accounts receivable	79,877	(48,969)
Other assets	8,534	16,010
Accounts payable	(86,182)	(653,443)
Accrued expenses	38,059	(13,987)
Deferred revenue	748,333	(602,123)
Right-of-use operating lease assets/liabilities	2,679	(3,500)
Net deferred tax liabilities	(72,309)	(56,133)
Change in cash from operating activities	(481,862)	(1,485,052)
Cash flows from investing activities:		
Payments for intangible assets	(1,017)	(150)
Payments for property and equipment	(1,350)	(4,830)
Change in cash from investing activities	(2,367)	(4,980)
Cash flows from financing activities:		
Proceeds from common stock issuance	862,697	2,009,166
Proceeds from/(repayments of) notes payable	(300,000)	800,000
Net repayments of line of credit	(48,378)	(1,027,889)
Change in cash from financing activities	514,319	1,781,277
Net change in cash	30,090	291,245
Cash at beginning of year	501,924	210,679
Cash at end of year	$ 532,014	$ 501,924
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$ 68,745	$ 94,546
Income taxes	$ 11,700	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION:

Infinity Fuel Cell and Hydrogen, Inc. (the "Infinity") formed in 2002. Infinity performs research and development using combined military and space fuel cell experience on designing the next generation of air-independent and regenerative fuel cells. With the support of NASA and several other U.S. government agencies and commercial businesses, the Company has achieved key breakthroughs in fuel cell design that have significantly reduced the complexity of these systems and dramatically improved performance and reliability.

The consolidated financial statements include the activities of Infinity and its wholly owned subsidiary, Infinity Fuel Cell and Hydrogen CF SPV LLC ("SPV") (collectively, the "Company"). SPV was formed and registered as a crowdfunding vehicle under Rule 3a-9 of the Investment Company Act of 1940, which provides that SPV must be organized and operated for the sole purpose of directly acquiring, holding and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidation

The consolidated financial statements include the financial statements of Infinity and SPV. Infinity has identified SPV as a variable interest entity of Infinity. Infinity is considered the primary beneficiary, has a controlling interest and manages the governance of the SPV. The financial statements have had all significant intercompany accounts and transactions eliminated in consolidation. The following table represents a condensed summary of the carrying amount of SPV's financial information included in the Company's consolidated balance sheet as of December 31,:

	2025	2024
Assets	$ 3,017,017	$ 2,280,486
Liabilities	-	126,166
Retained earnings/(deficit)	3,017,017	2,154,320
Net income/(loss)	-	-

Variable Interest Entity

Infinity evaluates its ownership, contractual and other interests in entities to determine if it has any variable interest in a variable interest entity ("VIE"). VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. These evaluations are complex, involve judgment and the use of estimates and assumptions based on available historical information, among other factors.

The primary beneficiary of a VIE is required to consolidate the financial position of the VIE. The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE. Infinity determines which business entity is the primary beneficiary of the VIE. Accordingly, Infinity consolidates a VIE when it is determined that it is the primary beneficiary of the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding Infinity's involvement with a VIE will cause the consolidation conclusion to change.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Investment in Joint Venture

Infinity accounts for investments in entities over which it has the ability to exercise significant influence, but not control, under the equity method of accounting in accordance with ASC 323, *Investments – Equity Method and Joint Ventures*. Under the equity method, the investment is initially recorded at cost and is subsequently adjusted for the Company's proportionate share of earnings or losses. The Company recognizes income or loss to the extent its investment basis is reduced to zero unless it has incurred obligations or provided financial support to the investee. Equity method income is only recognized after the Company's investment basis becomes positive.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable, Unbilled Accounts Receivable and Deferred Revenue

The timing of revenue recognition, billings and cash collections result in accounts receivable, unbilled accounts receivable and deferred revenue. Customers pay either on a performance-based schedule or make progress payments as work is performed, depending on the contract terms.

Accounts Receivable

Accounts receivable are stated at amounts estimated by management to be the net realizable value. Accounts receivable are stated at the net amount expected to be collected. The Company is exposed to credit losses primarily in accounts receivable related to sales of products to commercial customers. The allowance for credit losses is established to provide for the expected lifetime credit losses by evaluation factors such as customer creditworthiness, historical payment and loss experiences, current economic conditions, including geographic and political risk, and the age and status of outstanding receivables. In certain circumstances, the Company may be able to develop reasonable and supportable forecasts over the contractual term of the financial asset. For periods beyond which the Company is able to make or obtain reasonable and supportable forecasts, the Company reverts to historical loss experience and information.

The Company determines credit ratings for each customer in the portfolio based on public information and information obtained directly from customers. The Company conducts a review of customer credit ratings, published historical credit default rates for different rating categories as a basis to validate the reasonableness of the allowance for expected credit losses on a quarterly basis, or when events and circumstances warrant. A credit limit is established for each customer based on the outcome of this review and consideration of other factors discussed above. In certain cases, the Company may require prepayment to mitigate credit risk.

Expected credit losses are written off in the period is no longer collected. The Company had no allowance for credit losses as of December 31, 2025 and 2024.

Unbilled Accounts Receivable

Unbilled accounts receivable consist of work performed that has not been invoiced.

Deferred Revenue

Advance payments may also be received based on the contract terms. A liability is recorded for advance payments in excess of revenue recognized as deferred revenue.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance and the purchase of small equipment, below the capitalization threshold of $1,000, are charged to expense when incurred. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Equipment	5 – 7 years
Furniture and fixtures	5 – 7 years
Leasehold improvements	Shorter of useful life of 5 – 7 years or the lease term
Computer software	1 – 5 years

Intangible Assets

Intangible assets with finite lives consist of patents. Amortization is computed on the straight-line basis over the estimated life of the asset which is twenty years. For the years ended December 31, 2025 and 2024, amortization expense was $13,725 and $13,670, respectively. Amortization is expected to approximate $13,725 for the years 2026 through 2030.

Impairment

Accounting principles generally accepted in the United States require that management review the property and equipment and intangible assets' carrying values for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the carrying value of assets held for use based on a review of projected undiscounted cash flows. Impairment losses, where identified, are determined as the excess of the carrying value over the estimated fair value of the long-lived asset. As of December 31, 2025 and 2024, no such events or circumstances exist.

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606: Revenue from Contracts with Customers ("Topic 606"). Under Topic 606, the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, the Company applies the following five-step approach: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

A substantial portion of the Company's revenue is recognized over time. The Company's governmental and commercial contracts generally control the work in process by contractual clauses and the Company's right to payment for products or services that do not have an alternate use. Most contracts have several deliverables in line with right to payment, but represent a single performance obligation, as the promise to transfer the individual goods and services is not separately identifiable from other promises in the contract. As control transfers continuously over time in these contracts, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. We generally use the cost-to-cost measure of progress as this measure best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

For over time contracts using cost-to-cost, management uses an Estimate at Completion ("EAC") process in which management reviews the progress and execution of our performance obligations. This EAC process requires management judgment relative to assessing risks, estimating contract revenue, determining reasonably dependable cost estimates, and making assumptions for schedule and technical issues. Since certain contracts extend over a longer period of time, the impact of revisions in cost and revenue estimates during the progress of work may adjust the current period earnings through a cumulative catch-up basis. This method recognizes, in the current year, the cumulative effect of the changes on current and prior years. Additionally, if the current contract estimate indicates a loss, a provision is made for the total anticipated loss when it becomes evident. Contract cost and revenue estimates for significant contracts are generally reviewed and reassessed quarterly.

Revenue from most government sponsored projects is recognized as direct costs are incurred plus allowable overhead less cost share requirements, if any. Revenue is only recognized to the extent the contracts are funded.

The Company performs both customer-sponsored research and development projects based on contractual agreements with customers and company-sponsored research and development projects.

Costs incurred for customer-sponsored projects include manufacturing and engineering labor, applicable overhead expenses, materials to build and test prototype units and other costs associated with customer sponsored research and development contracts. Costs incurred for customer-sponsored projects are recorded as cost of contract revenues in the Consolidated Statements of Income.

Costs incurred for company-sponsored research and development projects consist primarily of labor, overhead, materials to build and test prototype units and consulting fees. These costs are recorded as research and development expenses in the Consolidated Statements of Income.

Loss accruals are recognized to the extent that the estimated costs to satisfy the performance obligation exceed the estimated remaining unrecognized net consideration. Estimated losses are recognized in the period in which losses are identified.

Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components. For the years ended December 31, 2025 and 2024, all contracts were made within the United States.

Remaining performance obligations are the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied. As of December 31, 2025 and 2024, the Company's total remaining performance obligations for contracts were $271,339, and $198,123, respectively.

Warranties

The Company generally provides limited warranties for work performed. The warranty periods typically extend over a limited duration following substantial completion of the Company's work on a project. Historically, warranty claims have not resulted in material costs incurred. As of December 31, 2025 and 2024 there was no reserve recorded by the Company. During the years ended December 31, 2025 and 2024, $-0- was expensed by the Company related to warranties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enacted date. A valuation allowance is provided for to reduce the deferred tax assets to a level which, more likely than not, will be realized.

The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority. A liability is established for differences between positions taken, if any, in income tax provision in the statement of income. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made.

Equity Based Compensation

The Company measures and recognizes the cost of services received in exchange for awards of equity instruments based on the grant-date fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, *Compensation - Stock Compensation*. The Company uses the Black-Scholes valuation model to determine grant-date fair value for stock options and recognizes straight line amortization of share-based compensation expense over the requisite service period of the respective awards and accounts for stock option forfeitures as they occur.

Reclassifications

Certain reclassifications have been made to 2024 amounts to conform to the 2025 financial statement presentation.

Subsequent Events

The Company monitored and evaluated any subsequent events for footnote disclosures or adjustments required in its financial statements for the year ended December 31, 2025 through April 23, 2026, the date on which the financial statements were available to be issued.

NOTE 3 – LIQUIDITY:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and be able to meet its obligations for at least the next 12 months. The nature of the business is research and development which leads to significant fluctuations in profitability due to technological advances and changing economic conditions.

The following activities indicate the Company's ability to continue as a going concern:

- The Company is in the process of negotiating contracts with customers. Management expects these contracts to generate approximately $4,200,000 of revenue in 2026, of which $2,000,000 has been received prior to the date of the consolidated financial statements.

- The Company continues to configure reduced overhead expenses and has prepared to adjust the workforce accordingly to bridge any gaps in cash flows if contracts are not executed.

- SPV is in process of issuing an additional round of capital through a crowdfunding platform. During 2026, management expects to generate an additional $5,000,000 of capital, less fees of approximately $1,625,000, for a net of approximately $3,375,000, utilizing this crowdfunding platform.

- The majority stockholder, as has in the past, is also prepared to loan the Company additional funds to combat shortfalls in cash flows.

NOTE 4 – PROPERTY AND EQUIPMENT, NET:

Property and equipment consist of the following at December 31,:

	2025	2024
Equipment	$ 1,029,815	$ 1,031,472
Furniture and fixtures	155,014	155,014
Leasehold improvements	631,430	632,572
Computer equipment	11,811	11,811
Construction in progress	-	-
	1,828,070	1,830,869
Less accumulated depreciation and amortization	(1,288,051)	(979,882)
Total property and equipment, net	$ 540,019	$ 850,987

Depreciation expense for property and equipment was $311,989 and $348,370 for the years ended December 31, 2025 and 2024, respectively.

NOTE 5 – INTANGIBLE ASSETS, NET:

Intangible assets, net consist of the following at December 31,:

	2025	2024
Patents	$ 273,205	$ 272,188
Trademarks	825	825
	274,030	273,013
Less accumulated amortization	(173,231)	(159,506)
Total intangible assets, net	$ 100,799	$ 113,507

NOTE 6 – ACCRUED LIABILITIES:

Accrued liabilities consist of the following at December 31,:

	2022	2021
Accrued loss provision on contract revenues	$ 57,596	$ 243,979
Accrued payroll and employee benefits	128,952	94,703
Accrued taxes	251,796	7,926
Total accrued liabilities	$ 438,344	$ 346,608

NOTE 7 – LINE OF CREDIT:

The Company has an unsecured line of credit with Webster Bank for maximum borrowings of $100,000, at a fixed interest rate of 8.00%, with a maturity date renewing each May 25th. Interest and principal payments are paid monthly. As of December 31, 2025 and 2024, there was $20,479 and $68,857 outstanding, respectively.

NOTE 8 – NOTES PAYABLE:

Note Payable

In 2024, the majority stockholder, a related party, loaned the company $300,000 at a fixed interest rate of 12%, annually. The note originally had a maturity date of January 1, 2025. The majority stockholder had extended partial repayment of the loan until an unspecified date over twelve months from the date of issuance. During the year ended December 31, 2024, interest of $34,877 was incurred on this note, which was included with accrued expenses on the consolidated balance sheet at December 31, 2024. As of December 31, 2025 and 2024, there was $-0- and $300,000 outstanding, respectively.

Convertible Note Payable

On October 24, 2024, the Company was issued an unsecured convertible note for $500,000 (the "Initial Investment") from an unrelated company (the "Purchaser"). The note accrues interest at a rate of 5% and has a maturity date of March 31, 2026. As of December 31, 2025 and 2024, there was $500,000 outstanding. The Purchaser has the option to convert the note into shares of the Company's most recently issued class or series of preferred stock, as of December 31, 2025 no conversion was completed.

NOTE 9 – STOCKHOLDERS EQUITY:

Common Stock

The Company maintains three classes of common stock as follows:

Class	Par Value	Voting Rights	Shares Authorized
A	$0.001	Yes	14,000,000
B	$0.001	Yes	16,000,000
C	$0.001	No	5,000,000

NOTE 9 – STOCKHOLDERS EQUITY (CONTINUED):

The Company has entered into agreements with all of its stockholders whereby the shares of the Company are subject to restrictions as to sale or transfer. The Company has the right of first refusal to purchase all or any portion of the outstanding stock of any stockholder who wishes to sell his stock pursuant to a bona fide offer from a third party other than a family member of the stockholder as defined in the Restricted Stock Purchase Agreement. Shares issued may be subject to additional restrictions.

Preferred Stock

Preferred stock may be issued by the Board of Directors. The Company maintains preferred stock at a par value of $.001 with 5,000,000 shares authorized. At December 31, 2025 and 2024, there are no preferred shares issued and outstanding.

Stock Incentive Plan

The Board of Directors adopted the 2015 Stock Option Plan (the "Stock Plan"). There are 3,000,000 allocated shares of common stock which may be issued and sold under the Stock Plan. Eligible individuals may be granted either incentive stock options under Section 422 of the Internal Revenue Code (the "Code") or non-qualified options as defined by the Stock Plan, at the sole discretion of the Board of Directors.

The purchase price of executed options shall not be less than 100% of the fair market value of such stock or less than 110% of such fair market value in the case of options as outlined in the Stock Plan document. Options shall expire in accordance with agreement terms, which shall not be later than ten years after the date the option was granted; unless terminated earlier under other Stock Plan provisions. The holder of an option has no rights as a stockholder. Options are not transferable unless non-qualified options are transferred to a qualified domestic relations order as defined.

Upon termination of employment for any reason, including death or disability, at any time before the exercise period ends, the termination will be deemed an offer to the Company to cancel the options unless otherwise specified in the Stock Plan provisions.

Stock Options

Stock option compensation expense is recorded on a straight-line basis over the appropriate vesting period, generally four years but no longer than ten years. The Company recorded $279,987 and $63,408 for stock option expense during the years ended December 31, 2025 and 2024, respectively. The Company issues shares of Class A or Class B common stock upon the exercise of stock options.

The total pretax intrinsic value of options exercised during the years ended December 31, 2025 and 2024 (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) was $-0-. At December 31, 2025 and 2024, the intrinsic value of stock options outstanding was $-0- and the intrinsic value of stock options exercisable was $-0-. During the years ended December 31, 2025 and 2024, the amount of cash received from the exercise of stock options was $-0-.

At December 31, 2025, there was approximately $53,785 of total unrecognized compensation cost related to non-vested stock option awards.

The fair value of stock options is determined by using a lattice-based option pricing model. The Company uses a combination of its historical stock price volatility and the volatility of exchange traded options, if any, on the Company stock to compute the expected volatility for purposes of valuing stock options granted. The period used for the historical stock price corresponded to the expected term of the options. The expected dividend yield is based on the Company's practice of not paying dividends. The risk-free rate of return is based on the yield of U.S. Treasury Strips with terms equal to the expected life of the options as of the grant date.

NOTE 9 – STOCKHOLDERS EQUITY (CONTINUED):

Stock option valuation assumptions are as follows:

	2025	2024
Stock option valuation assumption		
Expected dividend yield	0%	N/A
Expected volatility	45%	N/A
Risk-free interest	3.8%	N/A
Expected life in years	10 years	N/A

The following table summarizes stock option activity for the years ended December 31,:

	2025		2024	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,700,000	$ 0.69	1,912,500	$ 0.84
Granted	30,000	8.84	-	-
Exercised	-	-	-	-
Canceled or expired	(1,260,000)	1.48	(212,500)	2.04
Outstanding, end of year	470,000	$ 1.39	1,700,000	$ 0.69

The weighted average grant date fair value per share of stock options granted during the years ended December 31, 2025 and 2024 was $8.84 and $-0-, respectively.

During 2025, there was one stock option agreement granted, three stock option agreements expired and one stock option agreement cancelled. During 2024, there was zero stock option agreements granted, zero stock option agreements expired and nine stock option agreements cancelled.

The following table provides certain information with respect to stock options outstanding and exercisable at December 31, 2025, under the Stock Plan:

	Outstanding			Exercisable
	Number of Outstanding Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number of Exercisable Shares
Range of exercise prices				
$0.00-$0.50	280,000	$ 0.50	4.4	280,000
$0.51-$0.75	50,000	0.75	5.1	50,000
$0.76-$2.00	110,000	1.90	6.4	25,000
$2.01-$3.19	-	3.19	-	-
$3.20-8.84	30,000	8.84	9.8	-
	470,000	$ 1.39	5.3	355,000

NOTE 9 – STOCKHOLDERS EQUITY (CONTINUED):

Crowdfunding

During 2023, the Company began conducting a Regulation Crowdfunding offering of their Class C common stock through the SPV. The maximum number of Class C shares permitted through this offering was 610,937 shares at $8.00 per share, for a total amount of $4,999,996. During the years ending December 31, 2025 and 2024, the Company issued 164,902 and 523,506, respectively, Class C shares through the crowdfunding platform at a par value of $.001. The Company raised a total of $4,188,994 through the crowdfunding offering. The difference between the total amount received from the investors and the aggregate par value of the issued equity was recorded as additional paid-in-capital. As of December 31, 2025 and 2024, $279,987 and $4,039,934 of additional paid-in-capital was attributed to the issuance of equities, respectively.

In connection with the Regulation Crowdfunding offering completed during the year ended December 31, 2024, the Company incurred offering-related costs totaling $739,246 and $2,030,749, respectively as of December 31, 2025 and 2024. These costs primarily included platform fees, regulatory filing fees, legal and administrative expenses and advertising costs. In accordance with ASC 505, *Equity*, offering costs directly attributable to the issuance of equity are recorded as a reduction in additional paid-in-capital. Accordingly, these costs were netted against investor contributions in additional paid-in-capital.

NOTE 10 – CONTRACT REVENUES:

The following table presents the Company's contract revenues disaggregated by customer type:

	2025	2024
United States Government	$ 94,345	$ 138,499
Commercial	828,064	3,081,305
Total contract revenues	$ 922,409	$ 3,219,804

NOTE 11 – LEASES:

The Company leases its primary office and warehouse spaces in Windsor, Connecticut, which commenced in June 2007. The 7th amendment-extension was signed on September 15, 2025 for three years expiring on September 30, 2028; payments are made monthly for $4,008 to $4,225. In March 2020, the Company leased an additional space in the same office park through February 28, 2025. The 1st amendment extension was signed in March 2025 for five years expiring on February 28, 2030; payments are made monthly for $6,675 to $7,475. Common areas costs incurred by the Company are included in rent expense. The Company also has several small equipment leases. Total rent expense was $185,226 and $160,106 for the years ended December 31, 2025 and 2024, respectively. The Company' estimated incremental borrowing rate of 5% was used in its present value calculation as the office lease does not have a stated rate and the implicit rate was not readily determinable.

NOTE 11 – LEASES (CONTINUED):

Future minimum lease payments as of December 31, 2025 are as follows:

Year Ending December 31,	Amount
2026	$ 130,693
2027	134,228
2028	124,925
2029	89,300
2030	14,950
Total future minimum lease payments	494,096
Less imputed interest	(43,636)
Total right-of-use operating lease liability	450,460
Less right-of-use operating lease liability, current	(111,052)
Right-of-use operating lease liability, non-current	$ 339,408

NOTE 12 – RETIREMENT PLAN:

On September 1, 2010, the Company adopted a simple IRA plan (the "Plan"). Under the provisions of the Plan, an employee is eligible to make deferred salary contributions if they are expected to receive at least $5,000 in compensation during the calendar year. Eligible participants may elect to make salary reduction contributions up to Internal Revenue Service limits. The Company can elect to make a non-elective contribution equal to 2% of the employees contribution or elect to make a dollar-for-dollar match of employee elective deferrals each year, up to an elected % not to exceed 3%. Company expense for matching contributions was $39,643 and $45,189 for the years ended December 31, 2025 and 2024, respectively.

NOTE 13 – CONCENTRATIONS:

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

For the years ended December 31, 2025 and 2024, four customers accounted for approximately 90% and two customers accounted for approximately 88%, respectively, of total revenues.

NOTE 14 – INCOME TAXES:

The Company accounts for income taxes in accordance with the Accounting for Income Taxes ("ASC 740") topic of the FASB Accounting Standards Codification. ASC 740 requires that a deferred tax liability or asset be recognized for the estimated future tax effects attributable to temporary differences between the Company's tax return and financial statements. ASC 740 provides for recognition of a deferred tax asset for all future deductible temporary differences that, more likely than not, will provide the Company a future benefit.

A valuation allowance of $957,116 and $601,121 was established for deferred tax assets at December 31, 2025 and 2024, respectively, since the Company's management believes that it is more likely than not the Company will not realize the benefit of deductible temporary differences based on the level of historical taxable income and projected future taxable income.

At December 31, 2025 and 2024, the Company has federal net operating loss carryforwards of approximately $3,673,000 and $2,416,000, respectively, and state net operating loss carryforwards of approximately $3,134,000 and $1,584,000, respectively.

NOTE 14 – INCOME TAXES (CONTINUED):

The provision/(benefit) for income taxes consisted of the following at December 31,:

	2025	2024
Current	$ 2,937	$ 12,685
Deferred	(152,281)	(55,917)
Total	$ (149,344)	$ (43,232)

The significant components of net deferred tax assets/(liabilities) are as follows as of December 31,:

	2025	2024
Deferred tax assets/(liabilities):		
Property and equipment	$ (144,649)	$ (222,435)
Intangible assets	(103)	(78)
Section 174 add back	223,562	149,761
Right-of-use asset	(120,122)	(8,981)
Right-of-use operating lease liability	121,286	9,424
State net operating loss	185,706	93,814
Federal net operating loss	771,409	507,307
Total deferred tax assets	1,037,089	528,812
Less valuation allowance	(957,116)	(601,121)
Net deferred tax assets/(liabilities)	$ 79,973	$ (72,309)

The Company's effective tax rate differs from the statutory federal income tax rate primarily due to certain non-deductible expenses for tax purposes, officers life insurance, state and local income taxes, and changes in the valuation allowance for deferred tax assets/(liabilities).

Currently, the Company's tax filings for calendar years 2022-2024 remain open to inspection by the IRS and the State of Connecticut. The Company's 2025 tax return will be filed during 2026.

NOTE 15 – JOINT VENTURE AND RELATED PARTY TRANSACTIONS:

During 2025, Infinity entered into a joint venture with a previously unrelated entity to form a new entity, NautiGEN, Inc. ("NautiGEN"), which subsequently became a related party of the Company. Infinity does not control NautiGEN's operations or direct its activities but holds a 20% ownership interest and has one designed seat on the board of directors, which is currently held by the majority stockholder of Infinity.

Infinity did not contribute cash or other consideration upon formation of the joint venture. Accordingly, the initial equity-method investment was recorded $-0-. No other consideration was made during 2025, therefore the investment in NautiGEN as of December 31, 2025 was $-0-.

Transactions with NautiGEN are conducted in the ordinary course of business. Total revenue with NautiGEN was $250,000 during the year ended December 31, 2025. Amounts due to or from NautiGEN were $-0- at December 31, 2025.

Exhibit C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Infinity Fuel Cell and Hydrogen CF SPV LLC

INFINITY FUEL CELL AND HYDROGEN CF SPV LLC

Independent Auditor's Report
Financial Statements

December 31, 2025 and 2024

INDEPENDENT AUDITOR'S REPORT

To the Manager of
Infinity Fuel Cell and Hydrogen CF SPV LLC

Opinion

We have audited the accompanying financial statements of Infinity Fuel Cell and Hydrogen CF SPV LLC (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of income, members' equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Phone 860-623-8744
Fax 860-623-8485
info@smd-cpa.com
3 Concorde Way, Suite 202
Windsor Locks, CT 06096
smd-cpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Matter – 2024 Financial Statements

The financial statements of the Company for the year ended December 31, 2024 were audited by Whittlesey PC and expressed an unmodified audit opinion on those financial statements in their report dated April 22, 2025. We were not engaged to audit, review or perform any procedures regarding the 2024 financial statements, and therefore we do not express an opinion on them.

Donovan^2 CPAs

Windsor Locks, Connecticut
April 23, 2026

INFINITY FUEL CELL AND HYDROGEN CF SPV LLC

Balance Sheets

December 31, 2025 and 2024

	2025	2024
Assets		
Cash	$ 100	$ 100
Due from DealMaker	-	125,016
Investment in Infinity	3,018,067	2,155,370
Total assets	$ 3,018,167	$ 2,280,486
Liabilities and Members' Equity		
Liabilities:		
Due to Infinity	$ 100	$ 125,116
Total liabilities	100	125,116
Members' equity:		
Capital contributions	3,018,067	2,155,370
Total liabilities and members' equity	$ 3,018,167	$ 2,280,486

The accompanying notes are an integral part of the financial statements.

INFINITY FUEL CELL AND HYDROGEN CF SPV LLC

Statements of Income

For the years ended December 31, 2025 and 2024

	2025	2024
Revenue	$ -	$ -
Expenses	-	-
Net income/(loss)	$ -	$ -

The accompanying notes are an integral part of the financial statements.

INFINITY FUEL CELL AND HYDROGEN CF SPV LLC

Statements of Members' Equity/(Deficit)

For the years ended December 31, 2025 and 2024

	Capital Contributions	Retained Earnings /(Deficit)	Total
Members' equity, January 1, 2024	$ 146,204	$ -	$ 146,204
Capital contributions	2,009,166	-	2,009,166
Members' equity, December 31, 2024	2,155,370	-	2,155,370
Capital contributions	862,697	-	862,697
Members' equity, December 31, 2025	$ 3,018,067	$ -	$ 3,018,067

The accompanying notes are an integral part of the financial statements.

INFINITY FUEL CELL AND HYDROGEN CF SPV LLC

Statements of Cash Flows

For the years ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:		
Net income/(loss)	$ -	$ -
Adjustments to reconcile net income/(loss) to change in cash from operating activities:		
Changes in assets and liabilities:		
Due from DealMaker	125,016	(117,706)
Due to Infinity	(125,016)	117,706
Change in cash from operating activities	-	-
Cash flows from investing activities:		
Investment in Infinity	(862,697)	(2,009,166)
Cash flows from financing activities:		
Proceeds from capital contributions	862,697	2,009,166
Net change in cash	-	-
Cash at beginning of year	100	100
Cash at end of year	$ 100	$ 100

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION:

Infinity Fuel Cell and Hydrogen CF SPV LLC (the "Company") formed in September 2023. The Company was formed and registered as a crowdfunding vehicle under Rule 3a-9 of the Investment Company Act of 1940, which provides that SPV must be organized and operated for the sole purpose of directly acquiring, holding and disposing of securities issued by a single crowdfunding issuer, Infinity Fuel Cell and Hydrogen, Inc. ("Infinity"), and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended. Infinity is considered the primary beneficiary, has a controlling interest and manages the governance of the SPV.

It is the intent of the Company to issue units of membership interests in the Company and maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by Infinity to the Company pursuant to Regulation Crowdfunding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

These financial statements have been prepared on a stand-alone basis in accordance with accounting principles generally accepted in the United States of America ("US GAAP") on the accrual basis of accounting.

Variable Interest Entity

The Company meets the definition of a variable interest entity ("VIE") under ASC 810, *Consolidation*. VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. These evaluations are complex, involve judgment and the use of estimates and assumptions based on available historical information, among other factors.

Infinity, the primary beneficiary, is the party that has both (i) the power to direct the activities of the Company that most significantly impact the Company's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the Company that could potentially be significant to the Company through its interest in the Company. Accordingly, the Company is also consolidated its financial results with Infinity in a different set of financial statements. Infinity performs ongoing reassessments of whether changes in the facts and circumstances regarding Infinity's involvement with the Company will cause the consolidation conclusion to change.

Investment in Equity Securities

The Company accounts for investments in entities without readily determinable fair values, under the equity method of accounting in accordance with ASC 321, *Investments –Equity Securities*. Under the equity method, the investment is initially recorded at cost and is subsequently adjusted for the Company's proportionate share of earnings or losses, if any. There were no observable inputs, impairments or upward adjustments during the years ended December 31, 2025 or 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, a limited liability company, elected to be classified as a corporation for income tax purposes. As a result of this election, the Company is subject to corporate income taxation under Subchapter C of the Internal Revenue Code. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enacted date. A valuation allowance is provided for to reduce the deferred tax assets to a level which, more likely than not, will be realized.

The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority. A liability is established for differences between positions taken, if any, in income tax provision in the statement of income. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made.

For the years ended December 31, 2025 and 2024, the Company had no operating activity and did not generate any revenues or incur any expenses. Accordingly, there is no provision for income taxes recorded and there were no deferred tax assets or liabilities were recognized.

Crowdfunding Platform

The Company utilizes a crowdfunding platform, DealMaker, a registered funding portal for Regulation Crowdfunding. DealMaker provides administrative services for the Company, including investor communications, compliance management, marketing and investor relations support and transfer agent services. DealMaker is not affiliated with the Company has no control or ownership interest in the Company or Infinity.

Reclassifications

Certain reclassifications have been made to 2024 amounts to conform to the 2025 financial statement presentation.

Subsequent Events

The Company monitored and evaluated any subsequent events for footnote disclosures or adjustments required in its financial statements for the year ended December 31, 2025 through April 23, 2026, the date on which the financial statements were available to be issued.

NOTE 3 – INVESTMENT IN INFINITY:

During 2023, the Company began conducting Regulation Crowdfunding offering of Infinity's Class C common stock. The maximum number of Class C shares permitted through the offering was 610,937 shares at $8.00 per share, for a total amount of $4,999,996. Issuance costs consist of platform fees, regulation filing fees, legal and administrative expenses and advertising costs. Through December 31, 2024, the Company raised a total of $4,188,994 contributions, net of $2,033,624 issuance costs from the first offering. During the year ended December 31, 2025, the Company did a subsequent offering and raised a total of $1,609,611 in contributions, net of $746,914 issuance costs from the offering. As of December 31, 2025 and 2024, the Company holds 707,043 and 523,506 shares, respectively, of Infinity's Class C common stock and $3,018,067 and $2,155,370, respectively, is recorded in members' equity.

NOTE 4 –RELATED PARTY TRANSACTIONS:

All expenses incurred by the Company for the formation, operation or winding up of the Company is either paid by Infinity or the Company is reimbursed by Infinity for such expenses. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by Infinity and the Company shall not receive any compensation from Infinity. The Company has $100 and $125,116 outstanding to Infinity as of December 31, 2025 and 2024, respectively.

NOTE 5 –RISKS AND UNCERTAINTIES:

The Company's majority asset is a minority equity interest in Infinity. As a result, the Company is subject to a significant concentration risk. The financial success of the Company is entirely dependent on the performance and outcomes of this single portfolio investment.

Additionally, the investment is a research and development company, which is inherently subject to higher levels of business, market, operation and liquidity risks. There is no assurance of a return on investment of the ability to realize liquidity in the near term, if at all.

Exhibit D

WEBSITE LANDING PAGE

INFINITY®

Highlights | Solution | Traction | Perks | Team | FAQs | Discussion | INVEST NOW

LIMITED-TIME OFFER: EARN UP TO 20% BONUS SHARES UNTIL 10/15 | 36 Days | 11 Hrs | 01 Mins | 09 Secs



Invest in Technology Trusted by NASA and the U.S. Military

Since 2002, Infinity Fuel has secured $60 million in contracts and licensing agreements with government and commercial customers. Now, individual investors have the opportunity to own a piece of the company's next chapter.

INVEST NOW

$9.72
Share Price

$1,030.32*
Min. Investment

Watch Video

SEC Filings | Offering Circular | Investor Education

24 Years	**$60M**	**NASA & U.S. Military**	**$5M+**
Hydrogen innovation since 2002	Contracts & licensing agreements since 2002	Government & commercial validation	Purchase orders received in Q1 2026

Source: https://www.youtube.com/watch?v=XXrcSok8XwM

WHY INVEST

3 Reasons to Invest in Infinity Fuel

01 The Right Stuff

Infinity has worked with NASA, the U.S. Navy and Air Force, the FAA, and commercial space and underwater companies. Today, the company has ongoing projects across government, space, and underwater markets.

02 The Right Markets

Space and underwater missions demand more range, endurance, and reliability than batteries can always provide. Infinity's hydrogen systems are built for these difficult environments, giving the company access to growing markets where power is a critical constraint.

03 The Right Traction

Infinity has spent more than two decades turning its technology into real-world programs, securing more than $60 million in completed or ongoing contracts since its founding in 2002. Today, we have ongoing projects with NASA, the U.S. Navy, commercial space companies, and a commercial underwater company.

HIGHLIGHTS

Our Technology Has Already Left the Lab

2,023 km
Underwater mission completed

385 hours
Continuous underwater operation

2,600+
NASA testing hours

2 Launches
Blue Origin flight heritage

INVEST NOW

PROBLEM & SOLUTION

Where Batteries Reach Their Limits, Hydrogen Creates Opportunity

Space: Reducing the Cost of Power Beyond Earth

The lunar night lasts more than 14 Earth days, creating a major energy-storage challenge for sustained lunar operations. Batteries add significant weight and launch cost. NASA calculates a solar/hydrogen regenerative fuel cell system could save up to **$700 million per mission** over batteries.[7]



Underwater: Extending Missions While Reducing Support Costs

Battery capacity limits how far autonomous underwater vehicles can travel before needing to surface or recharge. An Infinity-powered Cellula Robotics Envoy AUV recently completed a 2,023 km mission while submerged for 385 continuous hours, proving the potential for longer missions with fewer constraints.


ENVOY
ENVOY
385 Hours
Underwater

TECHNOLOGY

Power Generation, Energy Storage, and More

Infinity develops fuel cells, electrolyzers, and regenerative fuel-cell systems that can work independently or together across space, underwater, and terrestrial applications.

Fuel Cells

Our fuel cells combine hydrogen and oxygen to generate

Electrolyzers

Regenerative Fuel Cells

electricity and water, providing continuous power for applications where batteries can limit range or endurance.



01
02
03

TRACTION

An Integral Part of NASA's Lunar Surface Plans

2 Blue Origin New Shepard launches where **Infinity fuel-cell technology has operated** in flight.	**2,600+** hours of **NASA life testing** completed on lunar fuel-cell stacks.
Active **NASA Glenn contract** for regenerative fuel-cell stacks.	**2** commercial **lunar-lander companies** working with us on fuel-cell and electrolyzer applications.



Game-Changing Advances for the US Navy and Commercial Underwater Drone Missions

2,023 km Mission

Mystic 2000™ powered a Cellula Robotics Envoy AUV through an uninterrupted, real-world underwater mission.

Beyond

Battery Limits: Longer UUV missions can reduce the need for nearby military support assets.

$100K/day

in Potential Savings: Commercial operators can eliminate costly chase vessels and crews for extended missions.



Cumulative Contracts Awarded
Contract Dollars Awarded ($ thousands)
60 000
50 000
40 000
30 000
20 000

We've Averaged 20% Gross Profit and $5.0 Million in Revenue Over the Past 4 Years

Our markets are cyclical. Infinity is agile, and we respond rapidly as market opportunities emerge.


10 000
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
Years in Business

PRODUCT

How Our Products Work

We make Fuel Cells, Electrolyzers and Regenerative Fuel Cells (RFCs).



1 Our fuel cells turn two inputs (hydrogen and oxygen) into two outputs (electricity and water). The electricity powers our fuel cells' applications.

2 Our electrolyzers provide the capability to break the water back into hydrogen and oxygen to start the process over.

3 Combined, they comprise an RFC that can be used to store energy. Powered by renewable electricity, our electrolyzers can generate and store large amounts of green hydrogen and oxygen. This can then be used in our fuel cell to make electricity when the renewable source is not available.

MARKET OPPORTUNITY

Our Markets Are Projected to Show Massive Growth Over the Next 10 Years[8]


Cumulative production capacity, Mt p. a.
48
Announced as of May 2024
Oct 2023
Jan 2023
May 2022
EoY 2021
EoY 2020
EoY 2019
2020 21 22 23 24 25 26 27 28 29 2030
Announced
Planning
Committed
Low-carbon hydrogen
Announced
Planning
Committed
Renewable hydrogen

$10B+

military AUV segment by 2030 fastest growing segment of the naval defense market ($10.17B, 10.2% CAGR) [5]

$170B

lunar economy by 2040 (€142B, PwC Lunar Market Assessment)[6]

$406B

terrestrial microgrid market by 2033 (4X projection from 2025)[9]

Advisors



William Shatner

Brand Ambassador & Advisory Committee Member

- World-Renowned Celebrity
- Passenger on Blue Origin New Shepard Flight in 2021
- Advocate for reducing earth's carbon footprint & building a sustainable planet

"From the edge of space, I witnessed both Earth's fragility and the need to provide it with sustainable solutions. Fuel cells and Electrolyzers, such as those produced by Infinity Fuel Cell & Hydrogen, offer a promising path towards meeting a variety of crucial energy needs. In many ways, the positive trends in today's renewable energy market represent a silent revolution that can power our journey to the stars, while preserving the very planet that has allowed mankind to evolve towards dreaming its current dreams."

— William Shatner

Mr. Shatner serves as a Brand Ambassador and Advisory Committee Member to Infinity Fuel Cell & Hydrogen, Inc. Mr. Shatner has received compensation and/or holds a financial interest in the Company. His testimonial reflects his personal opinions and experiences and should not be construed as an endorsement or guarantee of future investment performance.

Exclusive Investor Perks

Previous shareholders

Receive
5%
Bonus Shares

INVEST NOW

Invest
Until 10/8

Receive
5%
Bonus Shares

INVEST NOW

Invest
$2,500+

Receive
5%
↳+5% until 10/15
Bonus Shares

INVEST NOW

Invest
$5,000+

Receive
7%
↳+5% until 10/15
Bonus Shares

INVEST NOW

Invest
$10,000+

Receive
10%
↳+5% until 10/1
Bonus Shares

INVEST N

TEAM

The Right Stuff

Our seasoned leadership team embodies deep industry expertise and technological know-how. Past and current members of our team have been involved in every space flight fuel cell program since Project Gemini in the 1960's through today.








William F. Smith

President and CEO

READ MORE



Bill Davis

CFO

READ MORE



John Fayer

Manager of Engineering

READ MORE



Max Aronow

Lead AMPES Engineer

READ MORE



Greg Gottschalk

Manager of Software and Electrical Engineering

READ MORE



Christopher Smith

Corporate Counsel

READ MORE



William Shatner

Brand Ambassador & Advisory Committee Member

READ MORE

Frequently Asked Questions

1. Why invest in startups?

2. How much can I invest?

3. How do I calculate my net worth?

4. What are the tax implications of an equity crowdfunding investment?

5. Who can invest in a Regulation CF Offering?

6. What do I need to know about early-stage investing? Are these investments risky?

7. When will I get my investment back?

8. Can I sell my shares?

9. Exceptions to limitations on selling shares during the one-year lockup period:

10. What happens if a company does not reach their funding target?

11. How can I learn more about a company's offering?

12. What if I change my mind about investing?

13. How do I keep up with how the company is doing?

14. What relationship does the company have with DealMaker Securities?

15. What is Infinity Fuel's pre-money implied valuation?

Infinity Fuel's pre-money implied valuation is $65,588,548. The implied valuation was calculated by multiplying the total number of shares outstanding (TSO) by the price per share offered in this raise. This is a pre-money implied valuation — meaning it reflects the company's value before any new funds raised in this offering are added.

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INFINITY®

Sources

1. https://www.autonocion.com/us/hydrogen-fuel-cell-submarine/
2.https://www.giiresearch.com/report/go1893551-aircraft-fuel-cells.html
3.https://www.marketsandmarkets.com/Market-Reports/electrolyzers-market-23889518.html
4. https://mtr.esmap.org/chapter-01-off-grid-solar-and-the-path-to-universal-electrification
5. https://militaryembedded.com/unmanned/payloads/military-uuv-market-will-be-worth-as-much-as-1017-billion-by-2030-study-says
6. https://space-economy.esa.int/article/119/pwcs-lunar-market-assessment-market-trends-and-challenges-in-the-development-of-a-lunar-economy
7. https://www.thermofisher.com/us/en/home/chemicals/learning-center/resource-library/hydrogen-articles/infinity-fuel-cell-hydrogen.html
8. https://hydrogencouncil.com/en/hydrogen-insights-2024/
9. https://www.grandviewresearch.com/industry-analysis/microgrid-market

Exhibit E

Subscription Agreement between Co-Issuer and Investor

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 6(f). INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC (THE "COMPANY") AND INFINITY FUEL CELL AND HYDROGEN INC. (THE "CROWDFUNDING ISSUER") ARE RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY, THE CROWDFUNDING ISSUER OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE CROWDFUNDING ISSUER AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, THE CROWDFUNDING ISSUER, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE CROWDFUNDING ISSUER'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE CROWDFUNDING ISSUER'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. NEITHER THE COMPANY NOR THE CROWDFUNDING ISSUER UNDERTAKES ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE CROWDFUNDING ISSUER AND THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY OR THE CROWDFUNDING ISSUER.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE CROWDFUNDING ISSUER SINCE THAT DATE.

TO: Infinity Fuel Cell and Hydrogen CF SPV, LLC
c/o Infinity Fuel Cell and Hydrogen Inc., its Manager
431A Hayden Station Road
Windsor, CT

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Security Interests (the "Securities"), of Infinity Fuel Cell and Hydrogen CF SPV, LLC, a Delaware limited liability company (the "Company"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for shares of Class C Common Stock (the "Class C Shares") to be acquired from Infinity Fuel and Hydrogen Inc., a Delaware C Corporation (the "Crowdfunding Issuer"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to shares of Class C Shares issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Agreement of the Company; and the rights of the Class C Shares underlying the Securities are as set forth in the Amended Certificate of Incorporation and Bylaws of the Crowdfunding Issuer; and any description of the Securities or the Class C Shares that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Limited Liability Company Agreement of the Company.

(i) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;
(ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

(iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the

Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate value of the shares of Class C Shares to be sold by the Crowdfunding Issuer shall not exceed $4,999,993.04. The Company may accept subscriptions until March 26, 2027.

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(g) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Joinder to Limited Liability Company Agreement.

By executing this Subscription Agreement, Subscriber will become party to the Limited Liability Company Agreement of the Company as a Member holding the Security Interests of the Company.

3. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. Representations and Warranties of the Company and Crowdfunding Issuer.

The Company and Crowdfunding Issuer, severally and not jointly, each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Crowdfunding Issuer is a C corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws

of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its respective properties and assets, and to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Crowdfunding Issuer or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary action on the part of the Company, and the issuance, sale and delivery of shares of Class C Shares to the Company by the Crowdfunding Issuer have been duly authorized by all necessary corporate action on the part of the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefore in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and by all necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. The Company is a newly formed Delaware limited liability company with no material assets, liabilities or operating history as of the first Closing Date. Complete copies of the Crowdfunding Issuer's financial statements (the "Financial Statements") have

been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Donovan2 CPAs, LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities solely to purchase shares of Class C Shares. The Crowdfunding Issuer shall use the proceeds from the issuance and sale of shares of Class C Shares as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's respective knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her employment or Board relationship with the Company or the Crowdfunding Issuer or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Limited Liability Company Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company, and indirectly in the Crowdfunding Issuer, involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) Investment Limits. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(g) Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Crowdfunding Issuer) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(h) Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i) Valuation. The Subscriber acknowledges that the price of the shares of Class C Shares which has been used to establish the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Crowdfunding Issuer may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Proxy.

(a) If and to the extent that Subscriber receives any shares of capital stock of the Crowdfunding Issuer as a result of Subscriber's ownership of the Securities, Subscriber hereby appoints the Chief Executive Officer of the Crowdfunding Issuer (the "CEO"), or his or her successor, as Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of Subscriber, (i) vote all such shares, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section 7 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as Subscriber is an entity, will survive the merger or reorganization of Subscriber or any other entity holding shares of capital stock of the Crowdfunding Issuer. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to

an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock of the Crowdfunding Issuer or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering such Common Stock. The CEO is an intended third-party beneficiary of this Section 7 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Subscriber hereby agrees to take any and all actions determined by the Manager of the Company in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

7. Indemnity.

The representations, warranties and covenants made by Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Crowdfunding Issuer within the meaning of Section 15 of the Securities Act, along with the Company and its similarly situated control persons, against any and all loss, liability, claim, damage and expense whatsoever (including, but not

limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Subscriber to comply with any covenant or agreement made by Subscriber herein or in any other document furnished by Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:	Infinity Fuel Cell and Hydrogen CF SPV, LLC

c/o Infinity Fuel Cell and Hydrogen Inc.,
431A Hayden Station Road
Windsor, CT

If to the Crowdfunding Issuer, to: Infinity Fuel Cell and Hydrogen Inc.
431A Hayden Station Road
Windsor, CT

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company, the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(*SIGNATURE PAGE FOLLOWS*)

Infinity Fuel Cell and Hydrogen CF SPV, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class C Common Stock of Infinity Fuel Cell and Hydrogen CF SPV, LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class C Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Infinity Fuel Cell and Hydrogen CF SPV, LLC

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Infinity Fuel Cell and Hydrogen CF SPV, LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Infinity Fuel Cell and Hydrogen CF SPV, LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an “Accredited Investor” as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an “Accredited Investor”.

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class C Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an “accredited investor” within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an “accredited investor” reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Class C Common Stock	Issuer: Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Infinity Fuel Cell and Hydrogen CF SPV, LLC** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)